SANDSTORM
GOLD

— 2014 ANNUAL
REPORT

Q4 —

Corporate & Shareholder Information

Stock Exchange Listings

Toronto Stock Exchange
TSX: SSL

New York Stock Exchange
NYSE.MKT: SAND

Transfer Agent

Computershare Investor Services
2nd Floor, 510 Burrard Street
Vancouver, British Columbia
V6C 3B9
T   604 661 9400

Auditors

Deloitte LLP

Corporate Secretary

Christine Gregory

Corporate Offices

VANCOUVER
Suite 1400, 400 Burrard Street
Vancouver, British Columbia
V6C 3A6
T   604 689 0234
F   606 689 7317
info@sandstormltd.com
www.sandstormgold.com

BARBADOS
2nd Floor, Limegrove Lifestyle Centre
Holetown, St. James
BB24016
West Indies, Barbados

Board of Directors

Nolan Watson
David Awram
David De Witt
Andrew T. Swarthout
John P. A. Budreski
Mary L. Little

| Table of Contents

COMPANY PROFILE

Who We Are

AT **SANDSTORM** WE ARE A FORWARD THINKING TEAM THAT IS FOCUSED, DILIGENT AND NIMBLE, PROVIDING INNOVATIVE FINANCING ALTERNATIVES TO MINING COMPANIES WITH HIGH QUALITY ASSETS IN ORDER TO DELIVER STRONG RISK ADJUSTED RETURNS TO SHAREHOLDERS. RISK ANALYSIS (INCLUDING TECHNICAL, FINANCIAL, SOCIAL AND ENVIRONMENTAL) AND OPPORTUNITY IDENTIFICATION (INCLUDING EXPLORATION AND OPERATIONAL UPSIDE) ARE THE FOUNDATIONAL BUILDING BLOCKS OF OUR BUSINESS MODEL. WE FOCUS ON LONG-TERM GROWTH, NOT SHORT TERM SUCCESS AND ALTHOUGH OUR TEAM IS SMALL, WE THINK BIG. AT OUR CORE, WE VALUE INTEGRITY, TRUST, INNOVATION, CREATIVITY AND HARD WORK. WE ARE CONTINUALLY ADAPTING AND IMPROVING TO ENSURE WE BECOME THE RESOURCE SECTOR'S BEST RISK-ADJUSTED CASH FLOW INVESTMENT VEHICLE.

A Message to Our Shareholders
From President & CEO, Nolan Watson

When Sandstorm was launched back in 2009, our vision was to build a gold focused streaming and royalty company with an emphasis on under-explored assets. The advantage to financing under-explored projects is that if you pick the right ones, there is potential for gold to be produced for years longer than originally projected as more and more resources are discovered in the ground. This scenario has played out at a number of mines underlying Sandstorm's portfolio of streams and royalties and despite the challenging market conditions for mining companies over the past three years, including the under capitalization and over indebtedness of a material portion of the gold mining industry, a number of our assets are still being explored to increase gold resources in the ground. At Sandstorm we have managed our balance sheet well, ensuring that we are in a strong position to grow our business through the continued acquisition of new streams and royalties on assets that we believe will exhibit significant upside in years ahead.

In addition to maintaining a strong balance sheet, we believe one of the best ways to minimize risk is through asset diversification. Sandstorm's cash flow has consistently become more diversified through acquisitions and our US$35.2 million in operating cash flow during 2014 was generated from 14 producing mines, including significant contributions from royalties (approximately 39%), a number of which are tied to large diversified miners like Glencore Xstrata plc., Newmont Mining Corp. and Yamana Gold Inc. to name a few. By 2018, our production guidance is for approximately 45,000 gold equivalent ounces from 17 different mining operations, excluding any production which may come from Luna Gold Corp.'s Aurizona mine in Brazil. Luna has had notable operational and balance sheet challenges during the year which resulted in Luna having to ramp down operations in 2015. Although this has negatively impacted Sandstorm's share price, Luna is currently on a path towards restructuring and recapitalizing the company to re-establish the Aurizona operation as a sustainable, long-life gold producer.

A driving force behind our corporate development efforts is the goal to diversify our gold production such that in a few years' time, no single project accounts for more than 10% of production guidance. To that extent, I am happy to report that our assets are growing: at year-end 2014, we had 47 streams and royalties (compared to 35 streams and royalties at year-end 2013), and so far in 2015 we have added another 10 royalty interests and are actively in the process of making additional acquisitions. The majority of the royalty transactions that we completed in 2014 included a right of first refusal on future stream or royalty financings, which puts us in an advantageous position to complete larger streaming financings on high quality assets in the future.

Our guidance for 2015 is 36,000 to 44,000 gold equivalent ounces which translates into significant free cash flow to Sandstorm and allows us to continue growing the company through the redeployment of that cash into the acquisition of streams and royalties. We have established ourselves as a group that creates innovative financing solutions for the mining sector and companies have responded well to our flexibility and willingness to offer financing packages that are tailored to the individual company and asset needs. Our focus is on long-term growth and we intend to continually adapt and improve with the goal of becoming the resource sector's best risk-adjusted cash flow investment vehicle.

— BOARD OF DIRECTORS



**David E.
De Witt**
(Left)

Founder and Chairman of venture capital firm, Pathway Capital. Mr. De Witt practiced corporate and securities law prior to Pathway and has held directorships in many public companies involved in the natural resource field.

**Andrew T.
Swarthout**
(Centre, Left)

CEO and Director of multi-asset silver company, Bear Creek Mining. Mr. Swarthout has participated in several discoveries and reserve expansions on projects in North and South America that are in production or will be in production in the future.

**David
Awram**
(Centre)

Cofounder of Sandstorm and former Director, Investor Relations for Silver Wheaton Corp. Mr. Awram has overseen the company's corporate development, evaluating hundreds of projects and completing on-site due diligence on dozens of mining projects across the globe.

**John P. A.
Budreski**
(Centre, Right)

President and CEO of bulk commodities royalty company, Morien Resources. Prior to Morien, Mr. Budreski was the Vice Chairman of Cormark Securities and has over 25 years of experience in the resource and resource financing industries.

**Nolan
Watson**
(Right)

Cofounder of Sandstorm and former CFO of Silver Wheaton. Mr. Watson has been involved in over $2 billion in streaming and royalty transactions and has won numerous awards for his professional and charitable achievements.

**Mary L.
Little**
(See Next Page)

Founder and Director of Mirasol Resources. Ms. Little led Mirasol's growth as a successful prospect generator, and spearheaded corporate development activities, including the negotiation of joint ventures and the sale of a principal asset.

New Director | Mary L. Little



"ADDING SOMEONE WITH MARY'S LEVEL OF EXPERTISE AND EXPERIENCE TO OUR BOARD OF DIRECTORS WILL FURTHER STRENGTHEN THE SANDSTORM TEAM. WE LOOK FORWARD TO MARY'S CONTRIBUTION AS WE CONTINUE TO GROW THE COMPANY."

Nolan Watson, President & CEO

— MANAGEMENT TEAM

Sandstorm's management team has been involved in over $2 billion worth of stream and royalty transactions and billions more in equity and debt financings. The Company's CEO and CFO have been recognized as top young leaders locally and internationally, and both hold the designations of Chartered Professional Accountant and Chartered Financial Analyst.

Each member of the corporate development team brings a history of deal making experience to the Company and holds the Chartered Financial Analyst designation. The corporate development team is supported by the technical services/project evaluation team, with collective experience that includes exposure to all metals on projects that span close to 100 countries.

Nolan Watson
CPA, FCA, CFA
President, CEO and Founder

David Awram
B.Sc, Geologist
Sr. Executive VP and Founder

Erfan Kazemi
CPA, CA, CFA
Chief Financial Officer

Tom Bruington
P. Eng., M.Sc.
Executive Vice President of Project Evaluation

Ron Ho
CPA, CA, CFA
Vice President of Finance

Justin Cochrane
CFA
Executive Vice President of Corporate Development

Adam Spencer
CFA
Vice President of Corporate Development

— GLOBAL ASSETS



PRODUCING ASSETS:
- Royalties
- Streams

DEVELOPMENT/EXPLORATION ASSETS:
- Royalties
- Streams

"A DRIVING FORCE BEHIND OUR CORPORATE DEVELOPMENT
EFFORTS IS THE GOAL TO DIVERSIFY OUR GOLD PRODUCTION
SUCH THAT IN A FEW YEARS' TIME, NO SINGLE PROJECT
ACCOUNTS FOR MORE THAN 10% OF PRODUCTION GUIDANCE."

Nolan Watson, President & CEO

 **New Stream**　　Karma Gold Stream ｜ TrueGold Mining Inc.

Sandstorm partnered with Franco-Nevada Corp. to provide a US$100 million gold stream financing to True Gold Mining Inc. to advance its Karma project in Burkina Faso, West Africa. Sandstorm committed $25 million (of which $14.4 million had been paid at year end) and will receive 5,000 ounces of gold per year for 5 years and 1.6% of the life of mine gold produced thereafter. Sandstorm will make ongoing payments equal to 20% of the spot price of gold for each ounce of gold delivered by True Gold.

2014 ASSET SUMMARY:

10	36	14
STREAMS	ROYALTIES	PRODUCING

↖ Subsequent to year-end, Sandstorm entered into an additional **10 royalty agreements** on properties in Africa and the United States.

2013 ASSET SUMMARY:

8	27	13
STREAMS	ROYALTIES	PRODUCING

MANAGEMENT'S DISCUSSION & ANALYSIS

**For the Year Ended
December 31, 2014**

THIS MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") FOR SANDSTORM GOLD LTD. AND ITS SUBSIDIARY ENTITIES ("SANDSTORM" OR THE "COMPANY") SHOULD BE READ IN CONJUNCTION WITH THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF SANDSTORM FOR THE YEAR ENDED DECEMBER 31, 2014 AND RELATED NOTES THERE TO WHICH HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD ("IASB"). THE INFORMATION CONTAINED WITHIN THIS MD&A IS CURRENT TO MARCH 17, 2015 AND ALL FIGURES ARE STATED IN U.S. DOLLARS UNLESS OTHERWISE NOTED.

— COMPANY HIGHLIGHTS

Strong balance sheet with over $90 million in cash at December 31, 2014.

Operating cash flows for the three months and year ended December 31, 2014 were $8.9 million and $35.2 million, respectively, compared with $8.1 million and $32.2 million for the comparable periods in 2013, representing an increase of 9% and 9%, respectively.

Attributable Gold Equivalent ounces sold, for the three months and year ended December 31, 2014 were 10,424 ounces and 44,821 ounces, respectively, compared with 12,415 ounces and 42,709 ounces for the comparable periods in 2013. Attributable Gold Equivalent ounces sold for the most recently completed year represented a record for the Company.

Revenue for the three months and year ended December 31, 2014 was $12.5 million and $56.5 million, respectively, compared with $15.8 million and $59.8 million for the comparable periods in 2013.

Average cash costs for the three months and year ended December 31, 2014 of $308[1] and $321[1] per Attributable Gold Equivalent ounce, respectively, compared with $345[1] and $356[1] per Attributable Gold Equivalent ounce, respectively, for the comparable periods in 2013.

During the year, the Company exercised its option to purchase an amount equal to 20% of the gold produced from the Santa Elena underground mine. In consideration and as contemplated in the original purchase agreement, Sandstorm agreed to make an upfront payment of $10 million which represents approximately 20% of the upfront capital expenditures relating to gold production and will continue to make ongoing per ounce payments equal to $354 until 50,000 ounces of gold have been delivered to Sandstorm (inclusive of ounces already received from open-pit production), at which time the ongoing per ounce payments will increase to $450.

On May 29, 2014, the Company closed its plan of arrangement with Sandstorm Metals & Energy Ltd. pursuant to which the Company acquired 100% of the issued and outstanding shares of Sandstorm Metals & Energy Ltd., allowing Sandstorm management to focus on gold going forward.

The Company amended its revolving credit agreement, extending the term to five years. The revolving loan allows the Company to borrow up to $100 million, for acquisition purposes, from a syndicate of banks including the Bank of Nova Scotia, Bank of Montreal and National Bank of Canada.

On August 8, 2014, the Company participated in a Luna non-brokered private placement to align the interests of Luna and Sandstorm and to allow the facilitation of an orderly resolution of Luna's current challenges.

On August 11, 2014, the Company announced that it had partnered with Franco-Nevada Corporation in entering into a $120 million Gold Stream with True Gold Mining Inc. with respect to its Karma Project in

1 Refer to section on non-IFRS measures of this MD&A.

Burkina Faso, West Africa. The Gold Stream is being syndicated between Franco-Nevada and Sandstorm with Franco-Nevada providing 75% of the funding, and Sandstorm providing the remaining 25% of the funding. This is the first syndicated Gold Stream between two royalty and streaming companies.

On December 15, 2014, the Company announced that it intended to proceed with a normal course issuer bid allowing the Company to purchase up to 5,882,879 common shares. The normal course issuer bid provides the Company with the option to purchase its common shares when management believes those shares are undervalued.

Subsequent to year end, the Company announced that it had entered into an arrangement agreement to acquire 100% of the outstanding common shares of Gold Royalties Corp. Gold Royalties has approximately C$2 million in cash and a portfolio of royalties on 12 mining projects located in Canada, including one royalty that is generating cash flow from gold production. When combined with an additional 10 royalty agreements, that was also entered into subsequent to year end, Sandstorm will now have a portfolio of 10 streams and 58 royalties.

— OVERVIEW

The Company is a growth-focused company that seeks to acquire gold and other precious metal purchase agreements ("Gold Streams") and royalties from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per ounce, a percentage of a mine's gold, silver, or other commodity ("Gold Equivalent") production for the life of the mine. Sandstorm helps other companies in the resource industry grow their businesses, while acquiring attractive assets in the process. The Company is focused on acquiring Gold Streams and royalties from mines with low production costs, significant exploration potential and strong management teams. The Company currently has 10 Gold Streams and 46 net smelter returns royalties ("NSR"s), of which 14 of the underlying mines are producing gold.

— OUTLOOK

Based on the Company's existing Gold Streams and NSRs, attributable Gold Equivalent production (individually and collectively referred to as "Attributable Gold Equivalent") for 2015 is forecasted to be between 36,000 – 44,000 Attributable Gold Equivalent ounces. The Company is forecasting Attributable Gold Equivalent production of approximately 45,000 ounces per annum in 2018.

— KEY PRODUCING ASSETS

— CURRENT ACTIVITIES

Black Fox Stream
| Primero Mining

The Company has a Gold Stream to purchase 8% of the life of mine gold produced from Primero Mining Corp.'s ("Primero") open pit and underground Black Fox mine, located in Ontario, Canada (the "Black Fox Mine"), and 6.3% of the life of mine gold produced from Primero's Black Fox Extension (the "Black Fox Extension"), which includes a portion of Primero's Pike River concessions, for a per ounce cash payment equal to the lesser of $518 and the then prevailing market price of gold.

The Black Fox Mine began operating as an open pit mine and in 2010, development of an underground mine began. Both open pit and underground operations are now running concurrently, feeding the 2,200 tonne-per-day mill.

↳ Primero anticipates that the Black Fox Mine's 2015 production will increase to 75,000—85,000 ounces of gold largely related to a higher proportion of production coming from the higher grade underground ore.

↳ Primero intends on producing predominantly from the open-pit until the middle of 2015 when production from the underground mine is expected to increase to approximately 1,000 tonnes of ore per day. The open-pit is expected to be depleted by September 2015.

↳ Primero recently announced positive drill results at the Black Fox Mine. For more information refer to www.primeromining.com.

Santa Elena Gold Stream
| SilverCrest Mines

The Company has a Gold Stream to purchase 20% of the life of mine gold produced from SilverCrest Mines Inc.'s ("SilverCrest") open-pit and underground Santa Elena mine, located in Mexico (the "Santa Elena Mine"), for a per ounce cash payment equal to the lesser of $354 and the then prevailing market price of gold until 50,000 ounces of gold have been delivered to Sandstorm, at which time the on-going per ounce payments will increase to the lesser of $450 and the then prevailing market price of gold.

In 2014, SilverCrest completed their transition from both an open pit to an underground operation at the Santa Elena Mine and from a heap leach operation to a conventional mill. During the year ended December 31, 2014, the Company received official notification of SilverCrest's intention to develop an underground mine and milling operation. As contemplated in the original purchase agreement, Sandstorm exercised its option to purchase an amount equal to 20% of the gold produced from the Santa Elena underground mine. In consideration, Sandstorm made an upfront payment of $10.0 million which represents approximately 20% of the upfront capital expenditures relating to gold production.

↳ SilverCrest recently announced that they had temporarily restarted their open pit operations which they anticipate will provide approximately 6 months of low cost production. Their current operational focus is to improve underground stope production and continue to optimize the mill to ensure throughput tonnages are at or above the nameplate capacity of 3,000 tonnes of ore per day.

Aurizona Gold Stream
| Luna Gold

The Company has a Gold Stream to purchase 17% of the life of mine gold produced from Luna Gold Corp.'s ("Luna") open-pit Aurizona mine, located in Brazil (the "Aurizona Mine") for a per ounce cash payment equal to the lesser of $408 and the then prevailing market price of gold.

In accordance with its previously announced commitment, the Company remitted a $20.0 million loan to Luna (whereby $10.0 million was advanced in 2013 and the remaining $10.0 million commitment was remitted in April 2014). The non-revolving loan is subject to interest at a rate of 12% per annum, subject to certain conditions, and will mature on June 30, 2017.

↳ Luna announced in February 2015 that it was suspending its mining operations. Luna intends on processing ore from a stockpile and once the stockpile has been depleted it is expected that Luna will cease mining operations for the remainder of 2015.

↳ Given Luna's current financial situation, it will likely need additional capital to continue its mining operations, meet its financial obligations and remain solvent. There can be no assurances that Luna will have access to the capital necessary to meet these requirements.

— CURRENT ACTIVITIES

During the year ended December 31, 2014, the Company entered into a strategic investment agreement (the "Investment Agreement") with Luna, as part of which, Sandstorm participated in a Luna non-brokered private placement. Pursuant to the Investment Agreement, Sandstorm purchased 19.5 million of the Luna common shares at a price of C$1.02 per share, which when combined with the 8.5 million shares of Luna already owned by the Company, resulted in Sandstorm becoming the largest shareholder of Luna, owning approximately 19.8% of Luna's issued and outstanding shares. The Investment Agreement allowed Sandstorm to appoint one member to Luna's board of directors. The transaction aligns the interests of Luna and Sandstorm and allows the facilitation of an orderly resolution of Luna's current challenges.

Bachelor Lake Gold Stream | Metanor Resources

↳ During the fourth quarter of 2014, Metanor experienced lower feed grade primarily driven by higher than expected dilution from three specific stopes. These three stopes were adjacent to openings already mined. These old workplaces were outside the mineralized structure and when the stopes were blasted, some of the non-mineralized sections associated with the old workings fell and diluted the ore grade. Metanor considers this occurrence to be isolated and expects grades to increase in the coming months.

↳ Metanor recently announced an equity financing to raise additional capital to improve its balance sheet and for the continued development of the Bachelor Lake Mine. Concurrently, Metanor announced that it was seeking approval to extend the maturity date of its outstanding convertible debentures.

The Company has a Gold Stream to purchase 20% of the life of mine gold produced from Metanor Resources Inc.'s ("Metanor") Bachelor Lake gold mine located in Quebec, Canada (the "Bachelor Lake Mine"), for a per ounce cash payment equal to the lesser of $500 and the then prevailing market price of gold.

Production at the Bachelor Lake Mine began in early 2013 and the findings from the 2011 pre-feasibility study highlighted an expected ramp up to 60,000 ounces of gold per year at full commercial production. The Bachelor Lake Mine is a long hole mining operation with an operating mill and surface infrastructure.

Bracemac-McLeod Royalty | Glencore-Xstrata

Sandstorm has a 3% NSR based on 100% of the production from the Bracemac-McLeod development property located in Matagami, Quebec, Canada ("Bracemac-McLeod" or the "Bracemac-McLeod Mine") which is owned and operated by a subsidiary of Glencore Xstrata plc ("Glencore").

The Bracemac-McLeod Mine is a high grade volcanogenic massive sulphide deposit located in the historical and prolific mining district of Matagami, Quebec. Continuous mining and milling operations have been active in the Matagami district for almost fifty years with ten previously operating mines and one other currently producing mine. The Bracemac-McLeod Mine began initial production in the second half of 2013.

As a part of the fair value assessment of Sandstorm Metals & Energy Ltd.'s assets for business combination purposes, the Company reviewed the fair value of the Bracemac-McLeod royalty. As a result of this assessment, the Company recorded an impairment charge of $1.2 million during the year ended December 31, 2014. The recoverable amount of the NSR, for impairment assessment purposes, was determined using a discounted cash flow calculation to estimate the fair value less costs to sell.

—

Ming Gold Stream | Rambler Metals & Mining

The Company has a Gold Stream to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining PLC's ("Rambler") Ming Copper-Gold mine, located in Newfoundland, Canada (the "Ming Mine"). There are no ongoing per ounce payments required by Sandstorm in respect of the Ming Mine Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally. Based on 2013 metallurgical recoveries, Sandstorm's 2014 gold purchase entitlement was increased to 33%.

— OTHER PRODUCING ASSETS

Emigrant Springs Royalty | Newmont Mining

The Company has a 1.5% NSR on the Emigrant Springs mine (the "Emigrant Springs Mine") which is located in the Carlin Trend in Nevada, U.S.A. and is owned and operated by Newmont Mining Corp. ("Newmont"). The Emigrant Springs Mine is an open pit, heap leach operation. In the third quarter of 2012, construction of the mine was completed and commercial production commenced.

Mine Waste Solutions Royalty | AngloGold Ashanti

The Company has a 1% NSR on the gold produced from Mine Waste Solutions tailings recovery operation ("MWS") which is located near Stilfontein, South Africa, and is owned and operated by AngloGold Ashanti Ltd. ("AngloGold"). MWS is a gold and uranium tailings recovery operation. The operation processes multiple tailings dumps in the area through three production modules, the last of which was commissioned in 2011. It also includes a modern tailings storage facility approximately 15 kilometres from the gold plant modules where residues from the treatment plants are deposited.

Gualcamayo Royalty | Yamana Gold

The Company has a 1.0% NSR on the Gualcamayo gold mine (the "Gualcamayo Mine") which is located in San Juan province, Argentina and owned and operated by Yamana Gold Inc. ("Yamana"). The Gualcamayo Mine is an open pit, heap leach operation encompassing three substantial zones of gold mineralization. An expansion of the operation is expected to increase sustainable production.

— CURRENT ACTIVITIES

↳ Rambler recently provided a reserve and resource estimate update for the Ming Mine. The reserve update shows the replacement of all tonnes mined from the 1807 Zone to-date; thereby, extending the mine life by one year.

↳ Rambler released a favorable preliminary economic assessment that identifies the potential for an expansion of the Ming Mine into the lower footwall zone following additional value optimization studies and a feasibility study. While the improvements in the lower footwall zone resource estimate have yet to be converted into a mineral reserve; Rambler intends on initiating a pre-feasibility study to evaluate the economic viability of this new resource and how it can be integrated into the current mine plan. The results of this work will be announced in concert with the filing of the associated technical report which Rambler is targeting for the middle of 2015.

San Andres Royalty | Aura Minerals

The Company has a 1.5% NSR on the San Andres mine (the "San Andres Mine") which is located in La Únion, Honduras and owned and operated by Aura Minerals Inc. ("Aura Minerals"). The San Andres Mine is an open pit, heap leach operation. The mine has been in production since 1983 and has well-developed infrastructure, which includes power and water supply, warehouses, maintenance facilities, assay laboratory and on-site camp facilities.

— DEVELOPMENT ASSETS

Karma Gold Stream | True Gold Mining

On August 11, 2014, Sandstorm entered into a Gold Stream agreement which entitles the Company to purchase 25,000 ounces of gold over a five year period and thereafter 1.625% of the gold produced from True Gold Mining Inc.'s ("True Gold") open-pit heap leach Karma gold mine located in Burkina Faso, West Africa ("Karma" or the "Karma Project") for on-going per ounce cash payment equal to 20% of the spot price of the gold.

The Gold Stream, which on a gross basis requires True Gold to deliver 100,000 ounces of gold over a five year period starting March 31, 2016 and thereafter 6.5% of the equivalent gold production at the Karma Project, is being syndicated between Franco-Nevada Corp. ("Franco-Nevada") and Sandstorm (the "Stream Syndicate"). Franco-Nevada will be providing 75% of the funding and Sandstorm will be providing the remaining 25% of the funding. In consideration for acquiring the Gold Stream, the Stream Syndicate will make a payment of $100 million. During the year ended December 31, 2014, Sandstorm remitted $14.4 million of its commitment to fund $25 million of the upfront payment. In addition, the Stream Syndicate has provided True Gold with an 18 month option to increase funding by up to $20.0 million (the "Increase Option") in exchange for eight quarterly deliveries totaling 30,000 ounces of gold, or the pro-rata portion of the amount drawn thereunder, starting 18 months from when the first tranche under the Increase Option is drawn down.

The Karma Project has five defined mineral deposits that make up the Karma Project with probable mineral reserves of 949,000 ounces of gold. The mine is expected to produce an average of 97,000 ounces of gold per year over 8.5 years. The mining operation is planned to employ conventional truck and shovel methods. True Gold announced that all required permits are in place to fully develop the five deposits within the current Karma plan.

Currently, True Gold is working closely with all levels of government and local groups in addressing recent demonstrations at the mine site. During this period, the company is taking steps to limit its capital expenditures, reducing employees, deferring payments, and holding materials and equipment in supplier inventory. True Gold is finalizing a plan to enable an efficient restart of operations at the mine and is currently assessing the potential impact of these events on the project timeline.

Hugo North Extension & Heruga Gold Stream | Entrée Gold

Sandstorm has a Gold Stream with Entrée Gold Inc. ("Entrée") to purchase an amount equal to 33.8% and 25.7% of Entrée's 20% share of the gold and silver by-products produced from the Hugo North Extension and Heruga deposits located in Mongolia, (the "Hugo North Extension" and "Heruga", respectively) for per ounce cash payments equal to the lesser of $220 per ounce of gold and $5 per ounce of silver and the then prevailing market price of gold and silver, respectively. Additionally, Sandstorm has a copper stream to purchase an amount equal to 2.5% of Entrée's 20% share of the copper produced from Hugo North Extension and Heruga for per pound cash payments equal to the lesser of $0.50 per pound of copper and the then prevailing market price of copper.

The Company is not required to contribute any further capital, exploration, or operating expenditures to Entrée.

Hugo North Extension is a rich copper-gold porphyry deposit and Heruga is a copper-gold-molybdenum porphyry deposit. Both projects are located in the South Gobi desert of Mongolia, approximately 570 kilometers south of the capital city of Ulaanbaatar and 80 kilometers north of the border with China. Hugo North Extension and Heruga are part of the Oyu Tolgoi mining complex and are managed by Oyu Tolgoi LLC, a subsidiary of Turquoise Hill Resources and the Government of Mongolia, and its project manager Rio Tinto PLC. Entrée retains a 20% interest in the resource deposits of the Hugo North Extension and Heruga.

Bomboré Royalty | Orezone Gold

Subsequent to year end, the Company acquired a 0.45% NSR on the Bomboré gold project ("Bomboré" or "Bomboré Project") located in Burkina Faso, West Africa and owned by Orezone Gold Corp. ("Orezone") for consideration of $3.0 million ("Upfront Royalty"). In addition, Sandstorm has committed to providing up to an additional $5.0 million in royalty financing (remittable in cash and/or shares, subject to certain conditions) to Orezone on a drawdown basis until January 27, 2017 (the "Standby Royalty"). The Standby Royalty, if fully exercised, would result in the granting of an additional 0.75% NSR. Orezone has granted Sandstorm a right of first refusal on any future stream or royalty financings related to the Bomboré Project until 36 months following the achievement of commercial production at the mine. Orezone has the option to repurchase the Upfront Royalty from Sandstorm for a period of 36 months, at a premium of 10% per year up to a maximum of 30%. The Standby Royalty can also be repurchased at a premium of 10% per year if Orezone completes a gold stream financing and Sandstorm participates for no less than $30 million.

Orezone's 168 km2 Bomboré project is the largest undeveloped oxide gold deposit in Burkina Faso, containing 4.6 million ounces of measured and indicated gold resources (2.0 million ounces of oxide resources and 2.6 million ounces of sulfide resources).

Prairie Creek Royalty | Canadian Zinc

The Company has a 1.2% NSR on the Prairie Creek project ("Prairie Creek" or the "Prairie Creek Project") located in the Northwest Territories, Canada and owned by Canadian Zinc Corporation ("Canadian Zinc"). The Prairie Creek Project is a zinc, silver and lead project that is 100%-owned by Canadian Zinc and currently reports a proven and probable mineral reserve of 5.2 million tonnes grading 9.4% zinc, 151 grams per tonne silver and 9.5% lead.

Sandstorm has granted Canadian Zinc an option, exercisable prior to November 30, 2015, to repurchase the NSR for $10.0 million provided that Canadian Zinc enters into a commodity stream with Sandstorm that has an upfront deposit of no less than $90 million. In addition, Canadian Zinc has provided Sandstorm with a right of first refusal on any future royalty or commodity stream financing for the Prairie Creek Project.

Mt. Hamilton Royalty | Solitario Exploration & Royalty

The Company has a 2.4% NSR on the Mt. Hamilton gold project (the "Mt. Hamilton Project"). The Mt. Hamilton Project is located in White Pine County, Nevada, U.S.A. and is held by Mt. Hamilton LLC ("MH-LLC") which is 80% owned by Solitario Exploration & Royalty Corp. ("Solitario") and 20% owned by Ely Gold & Minerals Inc.

MH-LLC has provided Sandstorm with a right of first refusal on any future royalty or gold stream financing for the Mt. Hamilton Project.

Deflector Gold Stream | Doray Minerals

The Company has a Gold Stream to purchase 2.6% of the life of mine gold produced from Doray Minerals Ltd.'s ("Doray") open pit Deflector project, located in Western Australia (the "Deflector Project") for a per ounce cash payment equal to the lesser of $500 and the then prevailing market price of gold.

The Deflector Project is a high-grade gold and copper deposit located in the South Murchison, Western Australia. A definitive feasibility study completed in October 2012 projects 55,000 ounces of annual gold production from the Deflector Project over a 7.5 year mine life. Production is anticipated to begin from an open pit operation and expand underground, with ore from both the open pit and underground being processed through the existing Gullewa processing facility.

— ACQUISITION

Sandstorm Metals & Energy Ltd.

On May 29, 2014, the Company closed its previously announced plan of arrangement ("Arrangement Agreement") pursuant to which it acquired 100% of the outstanding common shares of Sandstorm Metals & Energy Ltd. ("Sandstorm Metals & Energy").

As contemplated in the Arrangement Agreement, the shareholders of Sandstorm Metals & Energy, other than Sandstorm Gold, received common shares of Sandstorm Gold (the "Sandstorm Gold Shares") on the basis of 0.178 of a Sandstorm Gold Share plus C$0.35 of cash for each Sandstorm Metals & Energy common share held.

The acquisition allows management to focus all of its future time and attention on acquiring Gold Streams and royalties. The acquisition of Sandstorm Metals & Energy also provides Sandstorm Gold shareholders with annual royalty revenue from operating mines as well as royalties on advanced exploration and development assets including Canadian Zinc's Prairie Creek Project and Entrée's Hugo North Extension and Heruga deposits. In addition, the Company expects to be able to benefit from the use of Sandstorm Metals & Energy's non-capital loss carry forwards for tax purposes.

Business Combination

In accordance with IFRS 3 – Business Combinations, the total consideration of $43.8 million, consisting of: (i) $10.3 million cash; (ii) $30.1 million representing the value of the Sandstorm Gold common shares issued (based on the May 29, 2014 closing price); and (iii) $3.4 million of Sandstorm Metals & Energy common shares previously owned by the Company and other consideration was allocated to the identifiable assets acquired and liabilities assumed as follows:

Acquisition costs:

Sandstorm Gold common shares issued	$	30,078
Sandstorm Metals & Energy common shares owned by Sandstorm Gold		3,310
Cash paid		10,310
Conversion of previously issued Sandstorm Metals & Energy RSUs		129
	$	**43,827**

Allocation of acquisition costs:

Cash and cash equivalents	$	4,068
Trade receivables and other		909
Mineral interests and royalties		29,817
Investments		5,259
Deferred income tax assets		9,616
Other		108
Trade and other payables		(1,185)
Promissory note		(2,200)
Gain on bargain purchase		(2,565)
	$	**43,827**

Sandstorm Gold has estimated the fair value of the assets acquired to be equal to their carrying value except for certain trade receivables and other balances and the mineral interest and royalties which were estimated to have a fair value of $0.9 million and $29.8 million, respectively. The excess of the total fair value of the identifiable assets acquired and the liabilities assumed over the total consideration has been recorded as a gain on bargain purchase of $2.6 million.

Gold Royalties Corp.

On February 18, 2015, the Company entered into a definitive arrangement agreement with Gold Royalties Corp. ("Gold Royalties") pursuant to which Sandstorm Gold would acquire all of the issued and outstanding shares (the "Gold Royalties Shares") of Gold Royalties. The transaction will be implemented by way of a statutory plan of arrangement (the "Arrangement") and is subject to court, shareholder and regulatory approvals. Upon completion of the Arrangement, Sandstorm Gold will issue to each holder of a Gold Royalties Share 0.045 of a common share of Sandstorm Gold.

Gold Royalties has approximately C$2 million in cash and a portfolio of 18 royalties on 12 mining projects located in Canada, including one royalty that is generating cash flow from gold production. Upon the closing of the Arrangement, Sandstorm will have a portfolio of 10 streams and 58 royalties.

— REVOLVING CREDIT FACILITY

On July 17, 2014, the Company amended its revolving credit agreement, extending the term to five years (the "Revolving Loan"). The Revolving Loan allows the Company to borrow up to $100 million, for acquisition purposes, from a syndicate of banks including the Bank of Nova Scotia, Bank of Montreal and National Bank of Canada. The amounts drawn on the Revolving Loan remain subject to interest at LIBOR plus 3.00% – 4.25% per annum, and the undrawn portion of the Revolving Loan remains subject to a standby fee of 0.75% – 1.05% per annum, dependent on the Company's leverage ratio. As at December 31, 2014, the Company had not drawn down on its credit facility and therefore, the full balance remains available for future acquisitions.

— NORMAL COURSE ISSUER BID

On December 15, 2014, the Company announced that it intended to proceed with a normal course issuer bid ("NCIB"). Under the NCIB, the Company may, until December 16, 2015, purchase up to 5,882,879 common shares, representing 5% of the Company's issued and outstanding common shares of 117,657,587 as of December 11, 2014. The NCIB provides the Company with the option to purchase its common shares from time to time when the Company's management believes that the Common Shares are undervalued by the market.

Pursuant to the NCIB, the Company purchased an aggregate of 222,090 common shares in December 2014 at an average price of C$3.56 per common share. These shares were returned to treasury for cancellation on December 31, 2014.

SUMMARY OF ANNUAL RESULTS

Year Ended

In $000s	December 31, 2014	December 31, 2013	December 31, 2012
Total revenue	$ 56,494	$ 59,836	$ 55,943
Attributable Gold Equivalent ounces sold [1]	44,821	42,709	33,514
Gold sales	$ 43,690	$ 50,644	$ 55,943
Royalty revenue	12,804	9,192	–
Average realized gold price per attributable ounce [1]	1,260	1,401	1,669
Average cash cost per attributable ounce [1]	321	356	356
Cash flow from operations	35,224	32,217	37,624
Cash flow from operations per share (basic) [1]	0.31	0.34	0.50
Cash flow from operations per share (diluted) [1]	0.29	0.31	0.44
Net income (loss) attributable to shareholders of Sandstorm	11,515	(73,752)	21,927
Net income (loss)	11,515	(74,629)	21,927
Basic income (loss) per share	0.10	(0.78)	0.29
Diluted income per share	0.09	(0.78)	0.25
Total assets	431,070	379,703	341,427
Total long-term liabilities	$ 5,892	6,134	$ –

1   See non-IFRS measures section below.

The Company's operating segments for the year ended
December 31, 2014 are summarized in the table below:

In $000s	Attributable ounces sold		Sales and royalty revenues		Cost of sales (excluding depletion)		Depletion		Impairment of mineral interest		Income (loss) before taxes		Cash flow from operations
Aurizona	12,361	$	15,527	$	4,986	$	1,463	$	-	$	9,078	$	10,541
Bachelor Lake	9,324		11,899		4,662		5,541		–		1,696		7,237
Black Fox	5,487		6,889		2,790		3,920		–		179		4,099
Ming	1,964		2,459		–		1,611		–		848		2,459
Santa Elena	5,516		6,916		1,945		3,359		–		1,612		4,971
Royalties	10,169		12,804		–		12,019		(1,215)		(430)		13,674
Corporate	-		-		-		-		-		(3,717)		(7,757)
Consolidated	**44,821**	$	**56,494**	$	**14,383**	$	**27,913**	$	**(1,215)**	$	**9,266**	$	**35,224**

The Company's operating segments for the year ended
December 31, 2013 are summarized in the table below:

In $000s	Attributable ounces sold		Sales and royalty revenues		Cost of sales (excluding depletion)		Depletion		Impairment of mineral interest		Income (loss) before taxes		Cash flow from operations
Aurizona	13,678	$	19,264	$	5,471	$	1,267	$	-	$	12,526	$	13,793
Bachelor Lake	7,172		10,239		3,586		4,315		–		2,338		6,653
Black Fox	7,925		11,322		3,997		5,645		–		1,680		7,325
Ming	1,274		1,667		–		872		–		795		1,667
Santa Elena	6,097		8,444		2,131		3,324		–		2,989		6,313
Serra Pelada	-		-		-		-		(52,204)		(52,204)		-
Royalties	6,563		8,900		–		8,515		(38,974)		(38,590)		7,762
Corporate	-		-		-		-		-		(18,645)		(11,296)
Consolidated	**42,709**	$	**59,836**	$	**15,185**	$	**23,938**	$	**(91,178)**	$	**(89,111)**	$	**32,217**

SUMMARY OF QUARTERLY RESULTS
(in accordance with IFRS)

Quarters Ended

In $000s	Dec. 31, 2014	Sep. 30, 2014	Jun. 30, 2014	Mar. 31, 2014
Total revenue	$ 12,488	$ 15,559	$ 13,153	$ 15,295
Attributable Gold Equivalent ounces sold [1]	10,424	12,282	10,149	11,966
Gold sales	$ 9,463	$ 11,571	$ 9,724	$ 12,932
Royalty revenue	3,025	3,988	3,429	2,363
Average realized gold price per attributable ounce [1]	1,198	1,267	1,296	1,278
Average cash cost per attributable ounce [1]	308	308	310	355
Cash flow from operations	8,854	9,962	9,383	7,025
Cash flow from operations per share (basic) [1]	0.08	0.08	0.08	0.07
Cash flow from operations per share (diluted) [1]	0.07	0.08	0.08	0.06
Net income (loss) attributable to shareholders of Sandstorm	2,608	2,076	3,039	3,792
Net income (loss)	2,608	2,076	3,039	3,792
Basic income (loss) per share	0.02	0.02	0.03	0.04
Diluted income per share	0.02	0.02	0.03	0.03
Total assets	431,070	445,368	456,050	400,299
Total long-term liabilities	$ 5,892	$ 6,161	5,922	$ 5,837

In $000s	Dec. 31, 2013	Sep. 30, 2013	Jun. 30, 2013	Mar. 31, 2013
Total revenue	$ 15,767	$ 15,352	$ 13,353	$ 15,364
Attributable Gold Equivalent ounces sold [1]	12,415	11,595	9,430	9,396
Gold sales	$ 13,360	$ 12,671	$ 10,582	$ 14,031
Royalty revenue	2,407	2,681	2,771	1,333
Average realized gold price per attributable ounce [1]	1,270	1,324	1,416	1,635
Average cash cost per attributable ounce [1]	345	355	330	390
Cash flow from operations	8,138	8,577	8,539	6,963
Cash flow from operations per share (basic) [1]	0.08	0.09	0.09	0.08
Cash flow from operations per share (diluted) [1]	0.08	0.08	0.08	0.07
Net income (loss) attributable to shareholders of Sandstorm	(39,863)	(1,446)	(14,975)	(17,468)
Net income (loss)	(39,863)	(1,917)	(15,228)	(17,621)
Basic income (loss) per share	(0.40)	(0.02)	(0.16)	(0.19)
Diluted income per share	(0.40)	(0.02)	(0.16)	(0.19)
Total assets	379,703	420,623	418,206	445,476
Total long-term liabilities	$ 6,134	$ 6,848	$ 8,113	$ 9,622

1   See non-IFRS measures section below.

Cash Flow From Operations (in $000's)


$ 7,025
$ 9,383
$ 9,962
$ 8,854
Q1
Q2
Q3
Q4
2014
$ 6,963
$ 8,539
$ 8,577
$ 8,138
Q1
Q2
Q3
Q4
2013
10%
16%
9%
Q1
Q2
Q3
Q4
Comparison

Changes in sales, net income and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of gold, as well as acquisitions of Gold Stream and royalty agreements and the commencement of operations of mines under construction. For more information refer to the quarterly commentary discussed below.

The Company's operating segments for the three months ended December 31, 2014 are summarized in the table below:

In $000s	Attributable ounces sold	Sales and royalty revenues	Cost of sales (excluding depletion)	Depletion	Impairment of mineral interest	Income (loss) before taxes	Cash flow from operations
Aurizona	3,047	$ 3,682	$ 1,231	$ 361	$ -	$ 2,090	$ 2,451
Bachelor Lake	1,682	2,021	841	1,000	-	180	1,180
Black Fox	1,148	1,354	584	820	-	(50)	770
Ming	448	526	-	357	-	169	526
Santa Elena	1,574	1,880	556	961	-	363	1,140
Royalties	2,525	3,025	-	3,405	-	(380)	4,613
Corporate	-	-	-	-	-	(1,816)	(1,826)
Consolidated	**10,424**	**$ 12,488**	**$ 3,212**	**$ 6,904**	**$ -**	**$ 556**	**$ 8,854**

— THREE MONTHS ENDED DECEMBER 31, 2014 COMPARED TO THE THREE MONTHS ENDED DECEMBER 31, 2013

For the three months ended December 31, 2014, net income and cash flow from operations were $2.6 million and $8.9 million, respectively, compared with net loss and cash flow from operations of $39.9 million and $8.1 million for the comparable period in 2013. The change is attributable to a combination of factors including:

↪ A $2.4 million decrease in administration expenses largely driven by a combination of non-recurring severance related costs recorded during the three months ended December 31, 2013 and an overall reduction in salary compensation as part of a cost reduction program;

↪ A number of non-recurring items recorded during the three months ended December 31, 2013, including a non-cash impairment charge of $52.2 million relating to the Serra Pelada Gold Stream which was partially offset by a $13.3 million income tax recovery primarily related to the non-cash impairment charge recognized on the Serra Pelada Gold Stream; partially offset by

↪ A $0.4 million increase in project evaluation costs resulting from increased corporate activity.

For the three months ended December 31, 2014, revenue was $12.5 million compared with $15.8 million for the comparable period in 2013. The decrease is largely attributable to a number of factors including:

↪ 6% decrease in the average realized selling price of gold; and

↪ 16% decrease in the number of Attributable Gold Equivalent ounces sold, due to:

i.   35% decrease in gold ounces sold from the Black Fox Mine primarily driven from insufficient underground development resulting in lower production during the three months ended December 31, 2014. Primero, the new owner/operator of the mine, intends on making greater investments in underground development in an effort to improve mining and processing targets going forward;

ii.   36% decrease in gold ounces sold from the Bachelor Lake Mine primarily related to the mine experiencing lower feed grade largely driven by higher than expected dilution from three specific stopes. These three stopes were adjacent to openings already mined. These old workplaces were outside the mineralized structure and when the stopes were blasted, some of the non-mineralized sections associated with the old workings fell and contaminated the ore grade. Metanor considers this occurrence to be isolated and expects grades to increase in the coming months; partially offset by

iii. An additional 633 Attributable Gold Equivalent ounces arising from the Company's royalty portfolio largely attributed to the acquisition of Sandstorm Metals & Energy and the ramp up of underlying assets.

— YEAR ENDED DECEMBER 31, 2014 COMPARED TO THE YEAR ENDED DECEMBER 31, 2013

For the year ended December 31, 2014, net income and cash flow from operations were $11.5 million and $35.2 million, respectively, compared with net loss and cash flow from operations of $74.6 million and $32.2 million for the comparable year in 2013. The increase in net income and cash flow from operations is attributable to a combination of factors including:

↳ A $6.7 million decrease in administration expenses largely driven by (i) a $2.0 million decrease in corporate administration costs primarily attributed to the Company's implementation of a cost reduction program; (ii) a $2.0 million decrease in share based compensation expense as a result of a reduction in the number of stock based compensation granted to employees; and (iii) non-recurring severance costs of $1.4 million which was recognized during the year ended December 31, 2013;

↳ A $1.2 million decrease in project evaluation expenses largely driven by the implementation of cost reduction initiatives;

↳ A one-time gain of $2.6 million recognized on the acquisition of Sandstorm Metals & Energy;

↳ A foreign exchange gain of $2.1 million largely driven by the consolidation of subsidiary entities with a different functional currency than the parent entity; and

↳ A number of non-recurring items recorded during the year ended December 31, 2013, including (i) a non-cash impairment charge of $52.2 million relating to the Serra Pelada Gold Stream; (ii) a non-cash impairment charge of $35.8 million on goodwill arising from the Premier Royalty business combination; (iii) a non-cash impairment charge of $3.2 million arising from the conversion of the Company's Bracemac-McLeod Gold Stream into a NSR; and (iv) a $2.6 million non-cash loss primarily driven by the revaluation of the Company's investments in Premier Royalty's warrants; partially offset by

↳ A number non-recurring tax items recognized during the year ended December 31, 2013 which contributed to a $14.5 million income tax recovery which was largely related to the non-cash impairment charge recognized on the Serra Pelada Gold Stream;

↳ A non-cash impairment charge of $1.2 million relating the Company's Bracemac-McLeod royalty recognized during the year ended December 31, 2014; and

↳ A $4.0 million increase in depletion expense largely driven by an increase in gold ounces sold and an increase in the Attributable Gold Equivalent ounces sold relating to the Company's royalty portfolio.

For the year ended December 31, 2014, revenue was $56.5 million compared with $59.8 million for the comparable year in 2013. The decrease is largely attributed to a number of factors including:

↪ 10% decrease in the average realized selling price of gold; partially offset by

↪ 5% increase in the number of Attributable Gold Equivalent ounces sold, due to:

    i. An additional 2,152 gold ounces sold from the Bachelor Lake Mine primarily related to the mine recently reaching commercial production and the continued ramp up of operations;

    ii. 55% increase in royalty based Attributable Gold Equivalent ounces primarily related to the acquisition of both Premier Royalty and Sandstorm Metals & Energy's portfolio of royalties;

    iii. 54% increase in gold ounces sold from Ming Mine primarily related to Sandstorm's gold purchase entitlement increasing to 33% for the 2014 fiscal year (which resulted from low metallurgical recoveries obtained in 2013 triggering contract safeguards); partially offset by

    iv. 31% decrease in gold ounces sold from the Black Fox Mine largely driven from insufficient underground development resulting in lower production during the year ended December 31, 2014. Primero, the new owner/operator of the mine, intends on making greater investments in underground development in an effort to improve mining and processing targets going forward; and

    v. 10% decrease in gold ounces sold from the Aurizona Mine as Luna experienced above average rainfall during the second quarter of 2014 which negatively impacted Luna's ability to access ore in the pit.

— THREE MONTHS ENDED DECEMBER 31, 2014 COMPARED TO THE REMAINING QUARTERS

When comparing net income of $2.6 million and cash flow from operations of $8.9 million for the three months ended December 31, 2014 with net income and operating cash flow for the remaining quarters, the following items impact comparability of analysis:

↪ A one-time gain of $2.6 million recognized on the acquisition of Sandstorm Metals & Energy which was recorded during the three months ended June 30, 2014;

↪ A non-cash impairment charge of $1.2 million relating the Company's Bracemac-McLeod royalty recognized during the three months ended June 30, 2014;

↪ A non-cash impairment charge of $52.2 million and a corresponding $13.3 million tax recovery relating to the Serra Pelada Gold Stream recognized during the three months ended December 31, 2013;

↳ A non-cash goodwill impairment charge of $19.9 million and $15.9 million arising from the Premier Royalty business combination during the three months ended March 31, 2013 and three months ended June 30, 2013, respectively;

↳ A non-cash impairment charge of $3.2 million arising from the conversion of the Company's Bracemac-McLeod Gold Stream into a NSR recognized during the three months ended September 30, 2013;

↳ An increase in administration expenses during the year ended December 31, 2013 largely driven by the requirement to consolidate 100% of Premier Royalty's administration expenses as a result of the business combination and increased corporate activity;

↳ As a result of consolidating Premier Royalty's financial results, the Company began recognizing royalty revenue in the first quarter of 2013;

↳ Overall, Gold Attributable Equivalent ounces sold have increased over the course of the last three years as (i) the Aurizona Mine and the Santa Elena Mine began initial production late in 2010; (ii) the Company began purchasing gold from the Black Fox Mine in 2011; (iii) the Ming Mine began mining and processing ore from the high grade gold 1806 zone in 2012; and (iv) the Bachelor Lake Mine began producing from its bulk sample in 2012.

— CHANGE IN TOTAL ASSETS

Total assets increased by $51.4 million from December 31, 2013 to December 31, 2014 primarily resulting from (i) the assets acquired from the Sandstorm Metals & Energy business combination; (ii) operating cash flows and (iii) the exercise of warrants; which were partially offset by (i) depletion expense; (ii) a decline in the fair value of investments; and (iii) by a non-cash impairment charge on the Bracemac-McLeod royalty. The Company's total assets increased by $38.3 million from December 31, 2012 to December 31, 2013 primarily resulting from (i) the assets acquired in the Premier Royalty business combination and (ii) operating cash flows; which were partially offset by (i) the non-cash impairments described earlier and (ii) depletion expense.

— NON-IFRS MEASURES

The Company has included, throughout this document, certain non-IFRS performance measures, including (i) average cash cost per attributable ounce; (ii) cash flow from operations per share (basic and diluted); and (iii) average realized gold price per attributable ounce.

i. Average cash cost per ounce is calculated by dividing the Company's cost of sales (excluding depletion) by the number of Attributable Gold Equivalent ounces sold. The Company presents average cash cost per ounce as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. **Figure 1.1** provides a reconciliation of average cash cost of gold on a per ounce basis.

Figure 1.1	Three Months Ended		Year Ended	
	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013
Cost of Sales (excluding depletion)	$ 3,212	$ 4,287	$ 14,383	$ 15,185
Cash cost of sales is comprised of:				
Total cash cost of gold sold	$ 3,212	$ 4,287	$ 14,383	$ 15,185
Divided by:				
Total Attributable Gold Equivalent ounces sold [1]	10,424	12,415	44,821	42,709
Equals:				
Average cash cost of gold (per attributable ounce)	$ 308	$ 345	$ 321	$ 356

1   *The Company's royalty income is converted to an Attributable Gold Equivalent ounce basis by dividing the royalty income for that period by the average realized gold price per ounce from the Company's Gold Streams for the same respective period. These Attributable Gold Equivalent ounces when combined with the gold ounces sold from the Company's Gold Streams equal total Attributable Gold Equivalent ounces sold.*

ii. Cash flows from operations per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flows per share as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry that present results on a similar basis. **Figure 1.2** provides a reconciliation of cash flow from operations per share (basic and diluted).

Figure 1.2	Three Months Ended		Year Ended	
	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013
Cash generated by operating activities	$ 8,854	$ 8,138	$ 35,224	$ 32,217
Divided by:				
Basic weighted average number of shares outstanding	117,833,349	99,773,049	112,852,945	94,607,833
Diluted weighted average number of shares outstanding [1]	118,469,499	108,883,871	121,398,498	104,812,434
Equals:				
Operating cash flow per share - basic	$ 0.08	$ 0.08	$ 0.31	$ 0.34
Operating cash flow per share - diluted	$ 0.07	$ 0.08	$ 0.29	$ 0.31

1   *The diluted weighted average number of shares includes stock options and share purchase warrants that would have been dilutive if the Company had positive net income for the period.*

iii.   Average realized gold price per ounce is calculated by dividing the Company's sales by the number of Attributable Gold Equivalent ounces sold. The Company presents average realized gold price per attributable ounce as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry that present results on a similar basis. **Figure 1.3** provides a reconciliation of average realized gold price per ounce.

Figure 1.3	Three Months Ended		Year Ended	
	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013
Total revenue	$ 12,488	$ 15,767	$ 56,494	$ 59,836
Divided by:				
Total Attributable Gold Equivalent ounces sold	10,424	12,415	44,821	42,709
Equals:				
Average realized gold price per ounce	$ 1,198	$ 1,270	$ 1,260	$ 1,401

The Company has also used the non-IFRS measure of operating cash flows excluding changes in non-cash working capital. This measure is calculated by adding back the decrease in changes in non-cash working capital to cash generated by operating activities. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

— LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2014, the Company had cash and cash equivalents of $90.2 million (December 31, 2013 – $98.9 million) and working capital of $89.3 million (December 31, 2013 – $98.1 million). The Company invests surplus cash in short-term, high credit quality, money market instruments. As described earlier, the Company has an additional $100.0 million available under its revolving bank debt facility. In the opinion of management, cash flows, cash balances and available credit facilities are sufficient to support the Company's normal operating requirements on an ongoing basis.

During the year ended December 31, 2014, the Company generated operating cash flows of $35.2 million compared with $32.2 million during the comparable year in 2013, with the increase being primarily attributable to (i) an increase in Attributable Gold Equivalent ounces sold; and (ii) a decrease in administration expenses; which was partially offset by a decrease in the average realized selling price of gold.

During the year ended December 31, 2014, the Company had cash outflows from investing activities of $74.6 million, which were primarily the result of (i) Sandstorm exercising the Santa Elena underground mine option by making an upfront payment of $10.0 million; (ii) the acquisition of Sandstorm Metals & Energy; (iii) a $10.0 million loan to Luna for its use towards the phase 1 expansion; (iv) the $14.4 million upfront payment related to the Karma Gold Stream; (v) the acquisition of investments totaling $27.5 million; and (vi) providing a $2.9 million loan. During the year ended December 31, 2013, the Company had net cash outflows of $67.4 million largely attributable to (i) the acquisition of the Entrée Gold Stream; (ii) a $10 million loan to Luna to be used towards the phase 1 expansion and exploration activities; and (iii) the upfront payments of $5.0 million to Columbus Gold Corp. and $3.2 million to Canadian Zinc in connection with their respective royalties; partially offset by (i) the receipt of a $15.0 million payment in connection with the Serra Pelada back-to-back agreement with Sandstorm Metals & Energy; and (ii) the Premier Royalty cash obtained in the acquisition of Premier Royalty, offset by the cash used by Sandstorm in the making of the Premier Royalty acquisition.

During the year ended December 31, 2014, the Company had net cash inflows from financing activities of $32.1 million, which were primarily comprised of the proceeds from the exercise of warrants partially offset by deferred financing costs and the redemption of the Company's common shares under the NCIB. During the year ended December 31, 2013, the Company had net cash inflows from financing activities of $9.6 million, which were primarily comprised of $11.4 million in proceeds from the exercise of warrants and options, partially offset by deferred financing costs.

— CONTRACTUAL OBLIGATIONS

In connection with its Gold Streams, the Company has committed to purchase the following:

Gold Stream	% of Life of Mine Gold [5, 6, 7]	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of gold [1, 2, 3, 4]
Aurizona	17%	$408
Bachelor Lake	20%	$500
Black Fox	8%	$518
Deflector	2.6%	$500
Entrée Gold	6.76% on Hugo North Extension and 5.14% on Heruga	$220
Karma	25,000 ounces over 5 years and 1.625% thereafter	20% of gold spot price
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil
Santa Elena	20%	$354
Summit	50% of the first 10,000 ounces of gold produced, and 22% thereafter	$400

1. Subject to an annual inflationary adjustment except for Ming

2. For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.

3. For the Entrée Silver Stream, percentage of life of mine is 6.76% on Hugo North Extension and 5.14% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.

4. For the Santa Elena Gold Stream, the Company can purchase for a per ounce cash payment equal to (i) the lesser of $354 and the then prevailing market price of gold for the open-pit mine and (ii) the lesser of $354 and the then prevailing market price of gold until 50,000 ounces of gold have been delivered to Sandstorm (inclusive of ounces already received from open-pit production), at which time the on-going per ounce payments will increase to the lesser of $450 and the then prevailing market price of gold for the underground mine.

5. For the Entrée Gold and Silver Stream, percentage of life of mine is 6.76% on Hugo North Extension and 5.14% on Heruga if the minerals produced are contained below 560 metres in depth.

6. For the Entrée Gold and Silver Stream, percentage of life of mine is 10.15% on Hugo North Extension and 7.7% on Heruga if the minerals produced are contained above 560 metres in depth.

7. For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.5% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.75% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the on-going per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.

As at December 31, 2014, the Company had paid $6.2 million and will contribute another $3.8 million in capital towards the phase 1 expansion at Luna's Aurizona Mine. Sandstorm's contribution will be equal to 17% of the capital costs incurred by Luna towards the phase 1 Expansion to a maximum contribution of $10.0 million.

In connection with the Karma Gold Stream, the Company has agreed, subject to certain financing conditions, to provide remaining upfront payments totaling $10.6 million. In addition, the Stream Syndicate has provided True Gold with an 18 month option to increase funding by up to $20 million whereby Sandstorm's commitment would be 25% of the increase.

In connection with the Bomboré royalty, Sandstorm has committed to providing an additional $5.0 million in royalty financing (remittable in cash and/or shares, subject to certain conditions) to Orezone on a draw down basis until January 27, 2017.

— SHARE CAPITAL

As of March 17, 2015, the Company had 117,478,182 common shares outstanding. As disclosed previously, all funds from the issuance of share capital have been and continue to be used to finance the acquisition of Gold Streams and royalties (recent acquisitions are described earlier in greater detail).

A summary of the Company's share purchase options as of March 17, 2015 are as follows:

Number outstanding	Exercisable	Exercise Price per Share (C$)	Expiry Date
20,000	20,000	$3.35	May 19, 2015
1,308,500	1,308,500	$3.40	November 26, 2015
66,000	66,000	$6.30	August 25, 2016
1,129,000	1,129,000	$6.35	November 25, 2016
402,133	402,133	$16.35	December 11, 2017
150,000	100,002	$11.78	December 21, 2017
10,875	10,875	$11.31	February 19, 2018
3,625	3,625	$10.62	March 1, 2018
25,000	-	$6.03	May 16, 2019
3,737,474	-	$2.93	November 13, 2019
6,852,607	**3,040,135**	**6.58**	

A summary of the Company's warrants as of March 17, 2015 are as follows:

	Number of Warrants on a Pre-consolidated Basis [1]	Pre-Consolidated Exercise Price Per Warrant	Number of Warrants on a Post Consolidated Basis	Post-Consolidated Exercise Price Per Warrant	Shares to be Issued Upon Exercise of the Warrants	Adjusted Exercise Price Per Share	Expiry Date
SSL.WT.A	19,429,649	$1.00	-	-	3,885,930	$5.00	Oct. 19, 2015
	-	-	1,155,873	C$13.79	1,155,873	C$13.79	Dec. 4, 2016
	-	-	72,500	C$17.24	72,500	C$17.24	Feb. 28, 2016
SSL.WT.B	-	-	5,002,500	$14.00	5,002,500	$14.00	Sep. 7, 2017
	19,429,649		**6,230,873**		**10,116,803**		

1   *On May 9, 2012, the Company completed a five-for-one consolidation (the "Consolidation") of the Company's common shares; however, the Company's listed warrants were not consolidated. Following the Consolidation, each five (5) listed warrants of SSL.WT.A (expiring on October 19, 2015) will entitle the holder to purchase one post-Consolidation common share at the adjusted total exercise price of $5.00.*

The Company has 578,334 Restricted Share Rights ("RSRs") outstanding as at March 17, 2015.

— KEY MANAGEMENT PERSONNEL COMPENSATION

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

In $000s	Year Ended Dec. 31, 2014	Year Ended Dec. 31, 2013
Short-term employee salaries and benefits	$ 1,921	$ 1,636
Share-based payments	1,736	2,898
Accelerated share-based payments arising on termination and other severance costs	–	1,893
Total key management compensation expense	**$ 3,657**	**$ 6,427**

— FINANCIAL INSTRUMENTS

Credit Risk

The Company's credit risk is limited to cash and cash equivalents, trade receivables and other, loans receivable, and receivables and other in the ordinary course of business. The Company sells gold exclusively to large corporations with strong credit ratings. The Company's trade receivables and other is subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm's royalty portfolio. The Company's $20.0 million loan to Luna and accrued interest is subject to Luna's credit risk and the Company's ability to realize on its security.

The Company's financial instruments consist of cash and cash equivalents, trade receivables and other, investments, loan receivable, receivables and other and trade and other payables. All financial instruments are initially recorded at fair value.

Currency Risk

Financial instruments that impact the Company's net income (loss) or other comprehensive income (loss) due to currency fluctuations include: cash and cash equivalents, trade receivables and other, investments and trade and other payables denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at December 31, 2014, a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would increase (decrease) net income (loss) by $0.3 million and other comprehensive income (loss) by $1.4 million, respectively.

Other Risks

Sandstorm holds common shares, convertible debentures, and warrants of other companies with a combined market value as at December 31, 2014, of $24.0 million (December 31, 2013 - $13.0 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is subject to default risk with respect to any debt instruments. The Company is not subject to significant interest rate or other price risks and the Company's exposure to these risks has not changed significantly from the prior year.

— RISKS TO SANDSTORM

The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company's annual information form dated March 17, 2015, which is available on www.sedar.com.

Risks Relating to Mineral Projects

To the extent that they relate to the production of gold from, or the operation of, the Aurizona Mine, the Serra Pelada Mine, the Santa Elena Mine, the Karma Project, the Deflector Project, the Ming Mine, the Black Fox Mine, the Bachelor Lake Mine, the Hugo North Extension and Heruga projects, the Mt. Hamilton Project, the Gualcamayo Mine, the Emigrant Springs Mine, MWS, the San Andres Mine, the Bomboré Project, the Prairie Creek Project, the Bracemac-McLeod Mine or other royalties in Sandstorm's portfolio (the "Mines"), the Company will be subject to the risk factors applicable to the operators of such Mines. Whether the Mines will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The Mines are also subject to other risks that could lead to their shutdown and closure including flooding and weather related events, the failure to receive permits or having existing permits revoked, collapse of mining infrastructure including tailings pond, as well as community or social related issues. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mines becoming uneconomic resulting in their shutdown and closure. The Company is not entitled to purchase gold if no gold is produced from the Mines.

No Control Over Mining Operations

The Company has no contractual rights relating to the operation or development of the Mines. Except for any payments which may be payable in accordance with applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if these mining operations do not meet their forecasted gold production targets in any specified period or if the Mines shut down or discontinue their operations on a temporary or permanent basis. The Mines may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mines or their successors may decide to suspend or discontinue operations. The Company is subject to the risk that the Mines shut down on a temporary or permanent basis due to issues including, but not limited to economics, lack of financial capital, floods, fire, mechanical malfunctions, social unrest, expropriation and other risks. There are no guarantees the Mines will achieve commercial production, ramp-up targets or complete expansion plans. These issues are common in the mining industry and can occur frequently.

Government Regulations

The Mines are subject to various foreign laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters. It is possible that the risks of expropriation, cancellation or dispute of licenses could result in substantial costs, losses and liabilities in the future. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mines in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance of such laws and regulations could become such that the owners or operators of the Mines would not proceed with the development of or continue to operate the Mines. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mines could result in substantial costs and liabilities in the future.

International Operations

The Aurizona Mine and the Serra Pelada Mine are located in Brazil, the Santa Elena Mine is located in Mexico, the Emigrant Springs Mine and the Mt. Hamilton Project are located in the United States of America, the Deflector Project is located in Australia, the Gualcamayo Mine is located in Argentina, MWS is located in South Africa, the Hugo North Extension and Heruga projects are located in Mongolia, the Karma Project and Bomboré Project are located in Burkina Faso, the San Andres Mine is located in Honduras and each of the Ming Mine, the Black Fox Mine, Bachelor Lake Mine, Prairie Creek Project and the Bracemac-McLeod Mine are located in Canada and as such, the Mines are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Brazil, Mongolia, the United States of America, Australia, Burkina Faso, Argentina, Honduras, French Guiana or Canada may adversely affect the operations or profitability of the Mines in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any changes or unfavorable assessments with respect to (i) the validity, ownership or existence of the Entrée concessions; as well as (ii) the validity or enforceability of Entrée's joint venture agreement with Oyu Tolgoi LLC may adversely affect the Company's profitability or profits realized under the Entrée Gold Stream. The Serra Pelada royalty cash flow or profitability may be adversely impacted if the Cooperative de Mineracao dos Garimpeiros de Serra Pelada, which hold a 25% interest in the Serra Pelada Mine, continue to take unfavorable actions. In addition, Colossus' Brazilian subsidiary has payables in excess of $30 million and accordingly, there is a risk that they may be unable to repay their debts, resulting in insolvency and loss any rights to the Serra Pelada Mine. Moreover, there is no certainty that the Karma Project will achieve its intended production and/or construction timeline, if ever. A failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mines.

Income Taxes

The Company has a subsidiary in Barbados, Sandstorm Gold Bank Limited, which entered into Gold Streams in connection with the Aurizona, Karma, and Santa Elena transactions. No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company's past and future profits being subject to increased levels of income tax. The Company's international transactions have not yet been reviewed by the Canada Revenue Agency, and should such transactions be reviewed no assurances can be given that the tax matters will be resolved favorably. The Company's Gold Streams and royalties in connection with Serra Pelada, Black Fox, Ming, Deflector, Hugo North Extension and Heruga, MWS, Bachelor Lake, Mt. Hamilton, Prairie Creek, San Andres and Bracemac-McLeod transactions have been entered into directly by Canadian based subsidiaries and will therefore, be subject to Canadian, and/or U.S. taxation, as the case may be. The Gualcamayo NSR was entered into through an Argentinian subsidiary and therefore, may subject to Canadian, and/or Argentinian taxation, as the case may be. The Emigrant Springs NSR was entered into through a US subsidiary and therefore, may be subject to Canadian, and/or US taxation, as the case may be.

Gold Prices

The price of the common shares, warrants, and the Company's financial results may be significantly adversely affected by a decline in the price of gold. The price of gold fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company's control, including but not limited to, the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world. In the event that the prevailing market price of gold is less than $518 per ounce in the case of the Black Fox Gold Stream, $500 per ounce in the case of the Bachelor Lake Gold Stream, $500 per ounce in the case of Deflector Gold Stream, $408 per ounce in the case of the Aurizona Gold Stream, $354 or $450 per ounce in the case of the Santa Elena Gold Stream, and $220 per ounce in the case of the Hugo North Extension and Heruga Gold Stream, the purchase price will be the then prevailing market price per ounce of gold and the Company will not generate positive cash flow or earnings on those Gold Streams. Furthermore, if the gold price drops below the cost of producing gold at the Mines, then the Mines may not produce any gold. As a result, the Company will not be entitled to purchase any gold.

Solvency Risk

The price of the common shares and the Company's financial results may be significantly affected by the Mines operators' ability to continue as a going concern and have access to capital. The lack of access to capital could result in these companies entering bankruptcy proceedings and as a result, Sandstorm may not be able to realize any value from its respective streams or royalties.

— OTHER

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the periods presented. Notes 2 and 4 of the Company's 2014 annual consolidated financial statements describes all of the significant accounting policies as well as the significant judgment and estimates.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company's system of disclosure controls and procedures includes, but is not limited to, the Disclosure Policy, the Code of Conduct, the Stock Trading Policy, Corporate Governance, the effective functioning of the Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management's Discussion and Analysis, management of the Company, with the participation of Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company's interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS as issued by the IASB.

The Company's internal control over financial reporting includes:

↳ maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

↳ providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;

↳ providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

↳ providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.

The Company's internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2014 based on the criteria set forth in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2014, the Company's internal control over financial reporting is effective and no material weaknesses were identified. The Company has certified the above in its annual filings with both the U.S. Securities and Exchange Commission on Form 40-F as required by the United States Sarbanes-Oxley Act and with Canadian securities regulatory authorities.

Deloitte LLP, the Company's Independent Registered Public Accounting Firm, have audited the annual consolidated financial statements of the Company for the year ended December 31, 2014, and have also issued a report on the internal controls over financial reporting based on the criteria established in the *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Changes in Internal Controls

During the year ended December 31, 2014, there has been no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations of Controls and Procedures

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Future Changes in Accounting Policies

The IASB has issued the following new standard but is not yet effective. Pronouncements that are not applicable to the Company have been excluded from this note.

IFRS 15 *Revenue from Contracts with Customers*—The final standard on revenue from contracts with customers was issued on May 28, 2014 and is effective for annual reporting periods beginning after December 15, 2016 for public entities with early application not permitted. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is assessing the impact of this Standard.

— FORWARD LOOKING STATEMENTS

Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; delays in the construction of the Serra Pelada Mine, Ming Mine, the Deflector Project, the Gualcamayo Mine, the Karma Project, the Emigrant Springs Mine, MWS, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Bachelor Lake Mine, Mt. Hamilton mine, the Prairie Creek Project, the San Andres Mine, the Bomboré Project or the Bracemac-McLeod Mine; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; stock market volatility; competition; as well as those factors discussed in the section entitled "Risks to Sandstorm" herein and those risks described in the section entitled "Risk Factors" contained in Sandstorm's most recent Annual Information Form for the year ended December 31, 2014 available at www.sedar.com and www.sec.gov and incorporated by reference herein.

Forward-looking information in this MD&A includes, among other things, disclosure regarding: Sandstorm's existing 10 Gold Streams and 56 royalties as well as its future outlook, the mineral reserve and mineral resource estimates for each of the Aurizona Mine, the Serra Pelada Mine, the Gualcamayo Mine, the Emigrant Springs Mine, MWS, the Santa Elena Mine, the Ming Mine, the Black Fox Mine, the Deflector Project, the Hugo North Extension and Heruga deposits, the Karma Project, the mines underlying the Sandstorm portfolio of royalties, the Bachelor Lake Mine, the Mt. Hamilton Mine, the Prairie Creek Project, the San Andres Mine, the Bomboré Project and the Bracemac-McLeod Mine. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm will purchase gold, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

This MD&A and any exhibits attached hereto and incorporated herein, if any, contain "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian and other securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking information is provided as of the date of this MD&A and Sandstorm does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended
December 31, 2014

— MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Sandstorm Gold Ltd. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management on a going concern basis in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.

Sandstorm Gold Ltd. maintains systems of internal accounting and administrative controls in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and all of its members are independent directors. The Committee meets at least four times a year with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the financial statements and the external auditors' report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors. The consolidated financial statements have been audited by Deloitte LLP, Chartered Accountants, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Deloitte LLP have full and free access to the Audit Committee.

"Nolan Watson", *President & CEO*

March 17, 2015

"Erfan Kazemi", *CFO*

March 17, 2015

— REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Sandstorm Gold Ltd.

We have audited the accompanying consolidated financial statements of Sandstorm Gold Ltd. and subsidiaries (the "Company"), which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013, and the consolidated statements of income (loss), comprehensive income (loss), changes in equity, and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sandstorm Gold Ltd. and subsidiaries as at December 31, 2014 and December 31, 2013, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2014, based on the criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 17, 2015 expressed an unqualified opinion on the Company's internal control over financial reporting.

/ S / Deloitte LLP

Chartered Accountants
Vancouver, Canada

March 17, 2015

— REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Sandstorm Gold Ltd.

We have audited the internal control over financial reporting of Sandstorm Gold Ltd. and subsidiaries (the "Company") as of December 31, 2014, based on the criteria established in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated March 17, 2015 expressed an unmodified opinion on those financial statements.

/ S / Deloitte LLP

Chartered Accountants
Vancouver, Canada

March 17, 2015

CONSOLIDATED STATEMENTS
Financial Position

Expressed in U.S. dollars
($000s)

ASSETS	Note	December 31, 2014	December 31, 2013
Current			
Cash and cash equivalents		$ 90,224	$ 98,936
Trade receivables and other		2,746	2,625
		$ 92,970	$ 101,561
Non-current			
Mineral interests and royalties	7	261,882	237,940
Investments	8	23,989	12,989
Deferred financing costs	9	2,138	1,631
Loans receivable	7	21,155	10,302
Deferred income tax assets	11	27,600	14,414
Receivables and other		1,336	866
Total assets		**$ 431,070**	**$ 379,703**
LIABILITIES			
Current			
Trade and other payables		$ 3,631	$ 2,306
Common share purchase warrants - Premier Royalty		-	$ 1,127
		$ 3,631	$ 3,433
Non-current			
Deferred income tax liabilities	11	5,892	6,134
		$ 9,523	$ 9,567
EQUITY			
Share capital	10	$ 456,670	$ 383,082
Reserves	10	21,132	28,188
Deficit		(17,870)	(29,385)
Accumulated other comprehensive loss		(38,385)	(11,749)
		$ 421,547	$ 370,136
Total liabilities and equity		**$ 431,070**	**$ 379,703**

Contractual obligations (Note 15),

Subsequent events (Note 17)

ON BEHALF OF THE BOARD:

"Nolan Watson", *Director*   **"David DeWitt"**, *Director*

↗ The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS
Statements of Income (Loss)

Expressed in U.S. dollars
($000s)

	Note	Year Ended December 31, 2014	Year Ended December 31, 2013
Sales	16	$ 43,690	$ 50,644
Royalty revenue	16	12,804	9,192
		$ 56,494	$ 59,836
Cost of sales, excluding depletion		14,383	15,185
Depletion		27,913	23,938
Total cost of sales		$ 42,296	$ 39,123
Gross profit		$ 14,198	$ 20,713
Expenses and other (income)			
Administration expenses [1]	12	6,984	$ 13,732
Project evaluation		688	1,843
Foreign exchange (gain) loss		(2,091)	123
Loss on revaluation of investments	8	951	2,561
Finance income		(1,596)	(1,112)
Finance expenses		1,321	1,283
Other expenses		25	216
Gain on bargain purchase	6 (a)	(2,565)	-
Mineral interest impairment	7	1,215	55,370
Goodwill impairment	6 (b)	–	35,808
Income (loss) before taxes		$ 9,266	$ (89,111)
Income tax recovery	11	(2,249)	(14,482)
Net income (loss) for the year		$ 11,515	$ (74,629)
Net income (loss) attributable to:			
Shareholders of Sandstorm Gold Ltd.		11,515	(73,752)
Non-controlling interests		–	(877)
Net income (loss) for the year		$ 11,515	$ (74,629)
Basic earnings (loss) per share		$ 0.10	$ (0.78)
Diluted earnings (loss) per share		$ 0.09	$ (0.78)
Weighted average number of common shares outstanding			
Basic	10 (e)	112,852,945	94,607,833
Diluted	10 (e)	121,398,498	94,607,833
[1] Equity settled stock based compensation (a non-cash item) is included in administration expenses.		2,096	4,670

The accompanying notes are an integral part of these consolidated financial statements ⬉

CONSOLIDATED STATEMENTS
Comprehensive Income (Loss)

Expressed in U.S. dollars
($000s)

	Note	Year Ended December 31, 2014	Year Ended December 31, 2013
Net income (loss) for the year		$ 11,515	$ (74,629)
Other comprehensive loss for the year			
Items that may subsequently be re-classified to net income (loss):			
Currency translation differences		(6,727)	(5,145)
Items that will not subsequently be reclassified to net income (loss):			
Unrealized loss on investments	8	(19,909)	(7,922)
Total other comprehensive loss for the year		**(26,636)**	**(13,067)**
Total comprehensive loss for the year		$ **(15,121)**	$ **(87,696)**
Total other comprehensive loss attributable to:			
Shareholders of Sandstorm Gold Ltd.		(26,636)	(11,913)
Non-controlling interests		–	(1,154)
		$ **(26,636)**	$ **(13,067)**
Total comprehensive loss attributable to:			
Shareholders of Sandstorm Gold Ltd.		(15,121)	(85,665)
Non-controlling interests		–	(2,031)
Total comprehensive loss for the year		$ **(15,121)**	$ **(87,696)**

↗ The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS
Statements of Cash Flows

Expressed in U.S. dollars
($000s)

Cash flow from (used in):	Note	Year Ended December 31, 2014	Year Ended December 31, 2013
Operating activities			
Net income (loss) for the year		$ 11,515	$ (74,629)
Items not affecting cash:			
Goodwill impairment		-	35,808
Gain on bargain purchase		(2,565)	-
Mineral interest impairment		1,215	55,370
Depletion and depreciation and financing amortization		28,579	24,736
Deferred income tax recovery		(3,321)	(15,512)
Share-based payment		2,096	4,670
Loss on revaluation of investments	8	951	2,572
Unrealized foreign exchange (gain) loss		(2,231)	347
Interest on loan receivable		(853)	-
Changes in non-cash working capital	13	(162)	(1,145)
		$ 35,224	$ 32,217
Investing activities			
Acquisition of mineral interests and royalties	7	(27,907)	(71,092)
Acquisition of investments and other assets	8	(27,508)	(15,738)
Funds received from promissory note		-	15,000
Loan issuance	7	(12,893)	(10,000)
Proceeds on disposal of investments		-	339
Acquisition of Sandstorm Metals & Energy Ltd., net of cash acquired of $4.1M	6	(6,242)	-
Acquisition of Premier Royalty, net of cash acquired of $39.9M		-	14,099
		$ (74,550)	$ (67,392)
Financing activities			
Proceeds on exercise of warrants and options		34,937	11,382
Redemption of common share purchase warrants – Premier Royalty	10	(1,164)	-
Share issue and deferred financing costs	9, 10	(985)	(1,769)
Redemption of common shares (normal course issuer bid)		(682)	-
		$ 32,106	$ 9,613
Effect of exchange rate changes on cash and cash equivalents		(1,492)	(2,861)
Net decrease in cash and cash equivalents		$ (8,712)	$ (28,423)
Cash and cash equivalents – beginning of the year		98,936	127,359
Cash and cash equivalents – end of the year		$ 90,224	$ 98,936
Cash and cash equivalents, at the end of the year			
Cash at bank		$ 20,647	$ 57,676
Short-term deposit		$ 69,577	$ 41,260

Supplemental cash flow information (note 13)

The accompanying notes are an integral part of these consolidated financial statements ↖

CONSOLIDATED STATEMENTS
Changes In Equity

Expressed in U.S. dollars
($000s)

	Note	Share Capital		Reserves		Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Non-Controlling interest	Total
		Number	Amount	Share Options	Share Purchase Warrants				
At January 1, 2013		**86,009,888**	**$ 281,495**	**$ 4,139**	**$ 22,713**	**$ 27,669**	**$ 164**	**$ -**	**$ 336,180**
Shares issued on exercise of warrants	10 (c)	3,753,029	13,868	-	(2,608)	-	-	-	11,260
Options exercised	10 (b)	36,500	130	(8)	-	-	-	-	122
Special Warrants issued on acquisition of Premier Royalty		-	-	-	64,394	-	-	39,974	104,368
Shares issued on exercise of Special Warrants		5,604,278	64,394	-	(64,394)	-	-	-	-
Dilution of controlling interest in Premier Royalty		-	-	-	-	-	-	1,367	1,367
Acquisition of non-controlling interest of Premier Royalty		4,618,109	23,256	-	-	16,698	-	(39,954)	-
Share issue costs (net of tax of $259)		-	(135)	-	-	-	-	-	(135)
Vesting of restricted stock rights		6,334	74	(74)	-	-	-	-	-
Share based payment		-	-	4,026	-	-	-	644	4,670
Net loss		-	-	-	-	(73,752)	-	(877)	(74,629)
Other comprehensive loss		-	-	-	-	-	(11,913)	(1,154)	(13,067)
At December 31, 2013		**100,028,138**	**$ 383,082**	**$ 8,083**	**$ 20,105**	**$ (29,385)**	**$ (11,749)**	**$ -**	**$ 370,136**
Shares issued on exercise of warrants	10 (c)	11,041,020	41,013	-	(7,796)	-	-	-	33,217
Options exercised	10 (b)	862,000	2,291	(570)	-	-	-	-	1,721
Share issue costs		-	(27)	-	-	-	-	-	(27)
Expiration of unexercised warrants		-	192	-	(192)	-	-	-	-
Shares issued on acquisition of Sandstorm Metals & Energy Ltd.	6	5,698,216	30,078	-	-	-	-	-	30,078
Issuance of replacement equity awards	10 (d)	-	-	129	-	-	-	-	129
Vesting of restricted stock rights		70,898	723	(723)	-	-	-	-	-
Redemption of common shares (normal course issuer bid)	10 (a)	(222,090)	(682)	-	-	-	-	-	(682)
Share based payment		-	-	2,096	-	-	-	-	2,096
Net income for the period		-	-	-	-	11,515	-	-	11,515
Other comprehensive loss		-	-	-	-	-	(26,636)	-	(26,636)
At December 31, 2014		**117,478,182**	**$ 456,670**	**$ 9,015**	**$ 12,117**	**$ (17,870)**	**$ (38,385)**	**$ -**	**$ 421,547**

↗ The accompanying notes are an integral part of these consolidated financial statements

1   NATURE OF OPERATIONS

Sandstorm Gold Ltd. was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Sandstorm Gold Ltd. and its subsidiary entities ("Sandstorm" or the "Company") is a resource-based company that seeks to acquire gold and other precious metal purchase agreements ("Gold Streams") and royalties from companies that have advanced stage development projects or operating mines. In return for making an upfront payment to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per unit, a percentage of a mine's production for the life of the mine.

The head office, principal address and registered office of the Company are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

These consolidated financial statements were authorized for issue by the Board of Directors of the Company on March 17, 2015.

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A   Statement of Compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

B   Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value.

The consolidated financial statements are presented in United States dollars, and all values are rounded to the nearest thousand except as otherwise indicated.

C   Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Sandstorm Gold Bank Limited, Sandstorm Gold (Canada) Holdings Ltd., Whirlwind Capital Ltd., Bridgeport Gold

Inc., Inversiones Mineras Australes Holdings (BVI) Inc., Inversiones Mineras Australes S.A., Premier Royalty Inc., Premier Royalty U.S.A. Inc., Sandstorm Metals & Energy Ltd., Sandstorm Metals & Energy (Canada) Holdings Ltd, Sandstorm Metals & Energy (Canada) Ltd. and Sandstorm Metals & Energy (US) Inc.   Subsidiaries are fully consolidated from the date the Company obtains control, and continue to be consolidated until the date that control ceases. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.

D   Business Combinations

On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed twelve months from the acquisition date with retroactive restatement of the impact of adjustments to those provisional fair values effective as at the acquisition date. Incremental costs related to acquisitions are expensed as incurred.

When the amount of purchase consideration is contingent on future events, the initial cost of the acquisition recorded includes an estimate of the fair value of the contingent amounts expected to be payable in the future. When the fair value of contingent consideration as at the date of acquisition is finalized before the purchase price allocation is finalized, the adjustment is allocated to the identifiable assets and liabilities acquired. Subsequent changes to the estimated fair value of contingent consideration are recorded in the consolidated statement of income (loss).

When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to the Company's share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of income (loss).

Non-controlling interests represent the fair value of net assets in subsidiaries, as at the date of acquisition, which are not held by the Company and are presented in the equity section of the consolidated statement of financial position.

E   Goodwill

The Company allocates goodwill arising from business combinations to each cash-generating unit or group of cash-generating units that are expected to receive the benefits from the business combination. Irrespective of any indication of impairment, the recoverable amount of the cash-generating unit or group of cash-generating units to which goodwill has been allocated is tested annually for impairment and when there is an indication that the goodwill may be impaired. Any impairment is recognized as an expense immediately. Any impairment of goodwill is not subsequently reversed.

F   Mineral Interest and Royalties

Agreements for which settlements are called for in gold, the amount of which is based on production at the mines and capitalized on a property by property basis, are recorded at cost less accumulated depletion and impairment loss, if any. Project evaluation costs that are not related to a specific agreement are expensed in the period incurred.

Producing mineral interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available information of proven and probable reserves and the portion of resources expected to be classified as mineral reserves at the mine corresponding to the specific agreement. For those mineral interests that have commenced production, all costs associated with mineral interests are depleted and no amounts would remain classified as non-depletable.

The acquisition costs of acquired resources and exploration potential is recorded as an asset (non-depletable interest) on the acquisition date. The value of the exploration potential is classified as non-depletable and accounted for in accordance with IFRS 6, *Exploration and Evaluation of Mineral Resources* until such time as the technical feasibility and commercial viability have been established at which point the value of the exploration potential is classified as either depletable or non-depletable in accordance with IAS16, *Property, Plant and Equipment*.

G   Impairment of Mineral Interests

Evaluation of the carrying values of each mineral property is undertaken when events or changes in circumstances indicate that the carrying values may not be recoverable. If any indication of impairment exists, the recoverable amount is estimated to determine the extent of any impairment loss. The recoverable amount is the higher of the fair value less costs to sell and value in use. Estimated values in use are calculated using estimated production, sales prices, and a discount rate. Estimated production is determined using current reserves compiled by qualified persons. Estimated sales prices are determined using an average of long-term metal price forecasts by analysts. The discount rate is estimated using the average discount rate used by analysts to value precious metal royalty companies. If it is determined that the recoverable amount is less than the carrying value then an impairment is recorded with a charge to net income (loss).

An assessment is made at each reporting period if there is any indication that a previous impairment loss may no longer exist or has decreased. If indications are present, the carrying amount of the mineral interest is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount net of depletion that would have been determined had no impairment loss been recognized for the mineral interest in previous periods.

H   Revenue Recognition

Revenue from the sale of precious metals is recognized when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Selling prices are determined at the point revenue is recognized by reference to active and freely traded commodity markets, for example the London Bullion Market for commodities, in an identical form to the product sold. Revenue from the sale of gold may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Provisionally-priced revenues are initially recognized based on forward prices. Adjustments to revenue from metal prices are recorded monthly and other adjustments are recorded on final settlement and are offset against revenue when incurred.

Royalty revenue is recognized based upon amounts contractually due pursuant to the underlying royalty agreement. Specifically, revenue is recognized in accordance with the terms of the underlying royalty agreements subject to (i) the pervasive evidence of the existence of the arrangements; (ii) the risks and rewards having been transferred; (iii) the royalty being fixed or determinable; and (iv) the collectability of the royalty being reasonably assured.

I   Foreign Currency Translation

The functional currency of the Company and its subsidiaries is the principal currency of the economic environment in which they operate. For the Company and its subsidiaries Sandstorm Gold Bank Limited, Sandstorm Gold (Canada) Ltd., Whirlwind Capital Ltd., Bridgeport Gold Inc., Inversiones Mineras Australes Holdings (BVI) Inc., Premier Royalty U.S.A. Inc., Sandstorm Metals & Energy Ltd., Sandstorm Metals & Energy (Canada) Holdings Ltd, Sandstorm Metals & Energy (Canada) Ltd. and Sandstorm Metals & Energy (US) Inc. the functional currency is the U.S. dollar.

For Premier Royalty Inc. and Inversiones Mineras Australes S.A., the functional currencies of these subsidiaries are the Canadian dollar and Argentine Peso, respectively. To translate Premier Royalty Inc. and Inversiones Mineras Australes S.A. to the presentation currency of the U.S. dollar, all assets and liabilities are translated using the exchange rate as of the reporting date and all income and expenses are translated using the exchange rate at the dates of transactions. All resulting exchange differences are recognized in Other comprehensive income (loss).

Transactions in foreign currencies are initially recorded in the entity's functional currency as the rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the closing rate as at the reporting date.

J   Financial Instruments

The Company has adopted IFRS 9, Financial Instruments, effective January 1, 2010. The Company's financial instruments consist of cash and cash equivalents, trade receivables and other, investments, loan receivable, and trade and other payables. All financial instruments are initially recorded at fair value and designated as follows:

Investments in common shares held are classified as fair value through other comprehensive income ("FVTOCI"), as these are held for long-term strategic purposes and provide a more meaningful presentation based on management's intention, rather than reflecting changes in fair value in net income. Cash and cash equivalents, trade receivables and other, and loans receivable are classified as financial assets at amortized cost and trade and other payables are classified as other financial liabilities and these are measured at amortized cost using the effective interest method.

Investments in warrants and convertible debt instruments are classified as fair value through profit or loss ("FVTPL"). These warrants and convertible debt instruments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of net income (loss) under the classification of loss on revaluation of investments.

Transaction costs on initial recognition of financial instruments classified as FVTPL are expensed as incurred. Transaction costs incurred on initial recognition of financial instruments classified as loans and receivables and other financial liabilities are recognized at their fair value amount and offset against the related loans and receivables or capitalized when appropriate.

Financial assets are derecognized when the contractual rights to the cash flows from the asset expire. Financial liabilities are derecognized only when the Company's obligations are discharged, cancelled or they expire. All gains and losses as a result of changes in fair value for FVTPL financial instruments are included in net income (loss) in the period they occur.

Common share purchase warrants, which provide the holder the right to settle in cash, are considered derivative instruments. As such, they are classified as financial liabilities measured at FVTPL and are re-measured at fair value at the end of each reporting period with all changes being recognized as a component net income(loss) under the classification of loss on revaluation of investments.

K   Impairment of Financial Assets

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. Financial assets are considered to be impaired if objective evidence indicates that a change in the market, economic or legal environment in which the Company invested has had a negative effect on the estimated future cash flows of that asset. An impairment loss for a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rates. Impairment losses are recognized in profit and loss. For financial assets measured at amortized cost, any reversal of impairment is recognized in profit and loss.

L   Inventory

Inventory is valued at the lower of specifically identifiable cost and net realizable value. Costs included are the agreed upon purchase price under the Gold Stream and depletion of the applicable mineral interest.

M   Cash and Cash Equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

N   Income Taxes

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used are those that are substantively enacted at the reporting date.

Deferred income taxes are provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for accounting. The change in the net deferred income tax asset or liability is included in income except for deferred income tax relating to equity items which is recognized directly in equity. The income tax effects of differences in the periods when revenue and expenses are recognized in accordance with Company accounting practices, and the periods they are recognized for income tax purposes are reflected as deferred income tax assets or liabilities. Deferred income tax assets and liabilities are measured using the substantively enacted statutory income tax rates which are expected to apply to taxable income in the years in which the assets are realized or the liabilities settled. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Deferred income tax assets and liabilities are offset only if a legally enforceable right exists to offset current tax assets against liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity and are intended to be settled on a net basis.

The determination of current and deferred taxes requires interpretations of tax legislation, estimates of expected timing of reversal of deferred tax assets and liabilities, and estimates of future earnings.

O   Share Capital and Share Purchase Warrants

The proceeds from the issue of units are allocated between common shares and share purchase warrants with an exercise price denominated in U.S. dollars on a pro-rata basis based on relative fair values at the date of issuance. The fair value of common shares is based on the market closing price on the date the units are issued and the fair value of share purchase warrants is determined using the quoted market price or if the warrants are not traded, using the Black-Scholes Model ("BSM") as of the date of issuance. Equity instruments issued to agents as financing costs are measured at their fair value at the date the services were provided.

P   Earnings Per Share

Basic earnings per share is computed by dividing the net income available to common shareholders by the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated assuming that outstanding share options and share purchase warrants, with an average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the year.

Q   Share Based Payments

The Company recognizes a stock based compensation expense for all share purchase options and restricted share rights ("RSR's") awarded to employees, officers and directors based on the fair values of the share purchase options and RSRs at the date of grant. The fair values of share purchase options and RSRs at the date of grant are expensed over the vesting periods of the share purchase options and RSRs, respectively, with a corresponding increase to equity. The fair value of share purchase options is determined using the BSM with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. The fair value of RSRs is the market value of the underlying shares at the date of grant. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the consolidated statement of income (loss).

The BSM requires management to estimate the expected volatility and term of the equity instrument, the risk-free rate of return over the term, expected dividends, and the number of equity instruments expected to ultimately vest. Volatility is estimated using the historical stock price of the Company, the expected term is estimated using historical exercise data, and the expected number of equity instruments expected to vest is estimated using historical forfeiture data.

R   Related Party Transactions

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control or significant influence. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.

S   Segment Reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. All operating segments' results are reviewed regularly by the Company's Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

3   FUTURE CHANGES IN ACCOUNTING POLICIES

The IASB has issued the following new standard but is not yet effective. Pronouncements that are not applicable to the Company have been excluded from this note:

IFRS 15 Revenue from Contracts with Customers - The final standard on revenue from contracts with customers was issued on May 28, 2014 and is effective for annual reporting periods beginning after December 15, 2016 for public entities with early application not permitted. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is assessing the impact of this Standard.

4   KEY SOURCES OF ESTIMATION UNCERTAINTY AND CRITICAL ACCOUNTING JUDGMENTS

The preparation of the Company's consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

A   Accounting For Mineral Interests

The Company's business is the acquisition of Gold Streams and royalties. Management accounts for these agreements as mineral interests as they consider the associated mining risks when evaluating the assets to be acquired and assessing the mineral interests over the life of the related mine.

B   Investments

The Company's investment in the common shares of Luna are classified as fair value through other comprehensive income (loss), rather than an investment in an associate. The Company's determination that it does not have significant influence over Luna Gold has been based on a number of factors, including, but not limited to: (i) in the event of a Luna shareholder's vote, Sandstorm's voting shares may be excluded for the purposes of any minority shareholder approval requirements depending on the nature of a future restructuring transaction; (ii) Sandstorm does not participate in Luna's policy-making decisions; (iii) there is no interchange of management personnel; and (iv) there is no provision of essential technical information between the two entities.

C   Attributable Reserve and Resource Estimates

Mineral Interests are a significant asset of the Company, with a carrying value of $261.9 million at December 31, 2014 (2013: $237.9 million). This amount represents the capitalized expenditures related to the acquisition of the gold interests net of accumulated depletion and any impairments. The Company estimates the reserves and resources relating to each agreement. Reserves are estimates of the amount of gold that can be economically and legally extracted from the mining properties at which the Company has precious metal purchase agreements, adjusted where applicable to reflect the Company's percentage entitlement to gold produced from such mines. The Company estimates its reserves and resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and require complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of the Company's gold interests and depletion charges.

D   Depletion

The Company's mineral and royalty interests are depleted on a units-of-sale basis, with estimated recoverable reserves and resources being used to determine the depletion rate for each of the Company's mineral and royalty interests. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves. Changes in the estimated recoverable reserves, resources or exploration potential will directly impact the depletion rate used. Changes to depletion rates are accounted for prospectively.

E   Income Taxes

The interpretation of existing tax laws or regulations in Canada, Barbados, the United States of America, Australia, Argentina or any of the countries in which the mining operations are located or to which shipments of gold are made requires the use of judgment. Differing interpretation of these laws or regulations could result in an increase in the Company's taxes, or other governmental charges, duties or impositions. In addition, the recoverability of deferred income tax assets, including expected periods of reversal of temporary differences and expectations of future taxable income, are assessed by management at the end of each reporting period and adjusted, as necessary, on a prospective basis.

F   Impairment of Assets

Management considers each mineral and royalty interest to be a separate cash generating unit, which is the lowest level for which cash inflows are largely independent of those of other assets. At the end of each reporting period, the Company reviews the carrying amounts of each mineral and royalty interest to determine whether there is any indication that those mineral and royalty interests have suffered an impairment loss. If such an indication exists, the recoverable amount of the mineral and royalty interest is estimated in order to determine the extent of the impairment (if any). The recoverable amount of each mineral and royalty interest is the higher of fair value less costs to sell ("Fair Value approach") and value in use ("Value-in-use approach").

Under the Fair Value approach, the net asset value ("NAV") methodology is used to determine the fair value that could be received from each mineral and royalty interest in an arm's length transaction at the measurement date. NAV is estimated by using an appropriate discount rate to calculate the present value of expected future cash flows associated with each mineral category, and, or, if appropriate, a liquidation scenario of the underlying assets with reference to external publications. The values are adjusted for each mineral category dependent on the likelihood of conversion from resources to reserves. A market multiple is applied to the NAV computed in order to assess the estimated fair value. Gold Stream and precious metal companies typically trade at a market capitalization that is based on a multiple of their underlying NAV. Consequently, a market participant would generally apply a NAV multiple when estimating the fair value of a mineral and royalty interest.

Under the Value-in-use approach, the net present value ("NPV") methodology is used. NPV is estimated by using a discount rate to calculate the present value of expected future cash flows. The discount rate is based on the Company's weighted average cost of capital, adjusted for various risks. The expected future cash flows are management's best estimates of expected future revenues and costs. Under each method, expected future revenues reflect the estimated future production for each mine at which the Company has a Gold Stream or royalty based on detailed life of mine plans received from each of the partners. Included in these forecasts is the production of mineral resources that do not currently qualify for inclusion in proven and probable ore reserves where there is a high degree of confidence in its economic extraction. This is consistent with the methodology that is used to measure value beyond proven and probable reserves when allocating the purchase price to acquired mineral and royalty interests. Expected future revenues also reflect management's estimated long term metal prices, which are determined based on current prices, forward pricing curves and forecasts of expected long-term metal prices prepared by analysts. These estimates often differ from current price levels, but are consistent with how a market participant would assess future long-term metal prices. Estimated future cash costs are fixed based on the terms of each Gold Stream or royalty, as disclosed in note 15 to the financial statements.

If the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and an impairment charge is reflected as a component of net income (loss) so as to reduce the carrying amount to its recoverable value. A previously recognized impairment charge is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment charge was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the asset in prior years. Such reversal is reflected as a component of net income (loss). For further information refer to discussion on Luna under note 7 below.

At December 31, 2014, the Company recorded an impairment charge of $1.2 million ($55.4 million- year ended December 31, 2013).

5   FINANCIAL INSTRUMENTS

A   Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The capital structure of the Company consists of $421.6 million ($370.1 million – December 31, 2013) of equity attributable to common shareholders, comprising of issued capital (note 10), accumulated reserves (note 10) and deficit. The Company was not subject to any externally imposed capital requirements with the exception of complying with certain covenants under the credit agreement governing bank debt (note 9). The Company is in compliance with the debt covenants described in note 9 as at December 31, 2014.

B   Fair Value Estimation

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 | Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares and warrants held that have direct listings on an exchange are classified as Level 1.

Level 2 | Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities. Investments in warrants and convertible debt instruments held that are not listed on an exchange are classified as Level 2.

Level 3 | Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2014. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

In $000s		Total	Quoted prices in active markets for identical assets (Level1)		Significant other observable inputs (Level 2)		Unobservable inputs (Level 3)
Long-term investments – *common shares held*	$	14,254	$	14,254	$	-	$ -
Long-term investments – *convertible debt*		9,735		–		9,735	-
	$	**23,989**	$	**14,254**	$	**9,735**	$ -

The fair value of the Company's other financial instruments which include cash and cash equivalents, trade receivables and other, loans receivable, receivables and other and trade and other payables approximate their carrying values at December 31, 2014.

C   Credit Risk

The Company's credit risk is limited to cash and cash equivalents, trade receivables and other, loans receivable, and receivables and other in the ordinary course of business. The Company sells gold exclusively to large corporations with strong credit ratings. The Company's trade receivables and other is subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm's royalty portfolio. The Company's $20.0 million loan to Luna and accrued interest is subject to Luna's credit risk and the Company's ability to realize on its security.

D   Currency Risk

Financial instruments that impact the Company's net income (loss) or other comprehensive income (loss) due to currency fluctuations include: cash and cash equivalents, trade receivables and other, investments and trade and other payables denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at December 31, 2014, a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would increase (decrease) net income (loss) by $0.3 million and other comprehensive income (loss) by $1.4 million, respectively.

6   BUSINESS COMBINATIONS

A   Acquisition of Sandstorm Metals & Energy Ltd.

On May 29, 2014, the Company closed its previously announced plan of arrangement ("Arrangement Agreement") pursuant to which it acquired 100% of the outstanding common shares of Sandstorm Metals & Energy Ltd. ("Sandstorm Metals & Energy").

As contemplated in the Arrangement Agreement, the shareholders of Sandstorm Metals & Energy, other than Sandstorm Gold, received common shares of Sandstorm Gold (the "Sandstorm Gold Shares") on the basis of 0.178 of a Sandstorm Gold Share plus C$0.35 of cash for each Sandstorm Metals & Energy common share held.

In accordance with IFRS 3 – Business Combinations, the total consideration of $43.8 million, consisting of: (i) $10.3 million cash; (ii) $30.1 million representing the value of the Sandstorm Gold common shares issued (based on the May 29, 2014 closing price); and (iii) $3.4 million of Sandstorm Metals & Energy common shares previously owned by the Company and other consideration was allocated to the identifiable assets acquired and liabilities assumed as follows:

Acquisition price:

Sandstorm Gold common shares issued	$	30,078
Sandstorm Metals & Energy common shares owned by Sandstorm Gold		3,310
Cash paid		10,310
Conversion of previously issued Sandstorm Metals & Energy RSUs		129
	$	**43,827**

Allocation of acquisition costs:

Cash and cash equivalents	$	4,068
Trade receivables and other		909
Mineral interests and royalties		29,817
Investments		5,259
Deferred income tax assets		9,616
Other		108
Trade and other payables		(1,185)
Promissory note		(2,200)
Gain on bargain purchase		(2,565)
	$	**43,827**

Sandstorm Gold has estimated the fair value of the assets acquired to be equal to their carrying value except for certain trade receivables and other balances and the mineral interest and royalties which were estimated to have a fair value of $0.9 million and $29.8 million respectively. An income approach (being the net present value of expected future cash flows) was used to determine the fair values of the royalty interests in mineral properties. Estimates of future cash flows are based on estimated future revenues and expected conversions of resources to reserves at each of the mineral properties. The excess of the total fair value of the identifiable assets acquired and the liabilities assumed over the total consideration has been recorded as a gain on bargain purchase of $2.6 million.

Included in total revenue and net income for the year ended December 31, 2014 is $2.5 million and $1.9 million, respectively, attributable to the results of Sandstorm Metals & Energy from the date of acquisition. Had the acquisition of Sandstorm Metals & Energy been effected on January 1, 2014, the consolidated revenue and net income for the year ended December 31, 2014 would have been $58.0 million and $7.9 million, respectively. The Company considers these "pro-forma" numbers to represent an approximate measure of the performance of the combined group on an annualized basis and to provide a reference point for comparison to future periods.

The acquisition allows management to focus all of its future time and attention on acquiring Gold Streams and royalties. The acquisition of Sandstorm Metals & Energy also provides Sandstorm Gold shareholders with annual royalty revenue from operating mines as well as royalties

on advanced exploration and development assets including Canadian Zinc's Prairie Creek Project and Entrée's Hugo North Extension and Heruga deposits. The acquisition resulted in a gain on bargain purchase as the Company has recognized the benefit of Sandstorm Metals & Energy's non-capital loss carry forwards available for tax purposes.

B   Acquisition of Premier Royalty Inc.

During the year ended December 31, 2013 and through a series of transactions, the Company acquired 100% of the common shares of Premier Royalty Inc. ("Premier Royalty").

The Company initially acquired a controlling position in Premier Royalty in January 2013, when the Company acquired 46.7 million common shares and 7.0 million warrants of Premier Royalty or 59.9% of the then currently issued and outstanding shares. In acquiring this initial position, the Company entered into a share purchase agreement (the "Agreement") with Premier Gold Mines Ltd. ("Premier Gold"). Pursuant to the terms of the Agreement, Sandstorm issued Premier Gold 5.6 million special warrants ("Special Warrants") each being exercisable into one common share of Sandstorm for no additional consideration. As at December 31, 2013, Premier Gold had exercised all of the Special Warrants.

Subsequently, on October 4, 2013, the Company closed an arrangement agreement (the "Premier Arrangement Agreement") whereby Sandstorm acquired the remaining common shares of Premier Royalty which combined with its existing position resulted in Sandstorm owning 100% of the outstanding common shares of Premier Royalty. Under the Premier Arrangement Agreement, Premier Royalty shareholders received common shares of Sandstorm (the "Sandstorm Shares") on the basis of 0.145 of a Sandstorm Share for each Premier Royalty common share held, or 4,618,109 shares to the shareholders of Premier Royalty for a total value of approximately of $23.3 million (the "Additional Consideration"). As the Company consolidated the operations of Premier Royalty from the date of its original acquisition on January 30, 2013, the difference between the Additional Consideration of $23.3 million and the non-controlling interest resulted in an increase to equity of $16.7 million.

As a result of acquiring a controlling interest in Premier Royalty, the transaction was accounted for as a business combination. As such, the Company consolidated all the operating results of Premier Royalty from the acquisition date (January 30, 2013) and these consolidated financial statements include the results for both companies.

In accordance with IFRS 3 – Business Combinations, the initial consideration of $90.2 million for a 59.9% controlling interest, consisting of (i) $25.8 million cash and (ii) $64.4 million representing the fair value of the Special Warrants, was allocated to the identifiable assets acquired, liabilities assumed and non-controlling interest as follows:

Purchase price:	January 30, 2013
Fair value of 5,604,277 Special Warrants	$ 64,394
Cash paid	25,812
	$ 90,206

Allocation of purchase costs:	
Cash	$ 39,911
Accounts receivable and other	2,282
Royalty interests in mineral properties	61,596
Premier Royalty common share purchase warrants	877
Goodwill	36,813
Accounts payable and accruals	(1,298)
Redeemable warrants	(1,130)
Deferred income tax liability	(8,871)
Non-controlling interest	(39,974)
	$ 90,206

An income approach (being the net present value of expected future cash flows) was used to determine the fair values of the royalty interests in mineral properties. Estimates of future cash flows are based on estimated future revenues and expected conversions of resources to reserves at each of the mineral properties. The excess of the total consideration transferred and the non-controlling interest over the identifiable assets acquired and the liabilities assumed has been recorded as goodwill. The non-controlling interest was measured as the non-controlling interests' proportionate share of Premier's net identifiable assets.

Goodwill arose on the acquisition of Premier Royalty because the cost of the combination included a control premium. In addition, the consideration paid for the combination effectively included amounts in relation to the benefit of expected synergies and an assembled workforce. These benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets. None of the goodwill arising on this acquisition is expected to be deductible for tax purposes.

Included in net loss for the year ended December 31, 2013 is $39.1 million loss attributable to the results of the operations of Premier Royalty. Had the acquisition of Premier Royalty been effected at January 1, 2013, the royalty revenue of the Company would have been $9.5 million and the net loss for the year would have been $74.4 million. The Company considers these "pro-forma" numbers to represent an approximate measure of the performance of the combined group on an annualized basis and to provide a reference point for comparison to future periods.

As a result of obtaining 100% of the common shares of Premier Royalty, Sandstorm added a number of royalty assets to its portfolio along with over $30.0 million in cash.

Goodwill impairment

In 2013, the Company completed its annual impairment test for the goodwill which arose on the purchase of a controlling interest in Premier Royalty in March 2013 and in subsequent quarters identified impairment indicators and concluded the carrying value of the net assets acquired exceeded the recoverable amount. The recoverable amount was determined by the fair value less costs of disposal method, using quoted market prices for the common shares of Premier Royalty. The Company recognized a total impairment charge of $35.8 million during the year ended December 31, 2013.

7 MINERAL INTERESTS AND ROYALTIES

A Carrying Amount

As of and for the year ended December 31, 2014:

	Cost				Accumulated Depletion					
In $000s	Opening	Additions	Foreign exchange translation	Ending	Opening	Depletion	Impairment	Inventory Depletion Adjustment	Ending	Carrying Amount
Aurizona, Brazil	25,820	1,538	-	27,358	4,293	1,463	-	-	5,756	21,602
Bachelor Lake, Canada	22,671	-	-	22,671	4,917	5,541	-	-	10,458	12,213
Black Fox, Canada	37,758	-	-	37,758	13,916	3,920	-	-	17,836	19,922
Hugo North Extension and Heruga, Mongolia	37,580	4,913	-	42,493	-	-	-	-	-	42,493
Karma Gold Project, Burkina Faso	-	14,456		14,456	-	-	-	-	-	14,456
Ming, Canada	20,068	-	-	20,068	4,017	1,611	-	-	5,628	14,440
Santa Elena, Mexico	13,342	10,000	-	23,342	7,731	3,356	-	-	11,087	12,255
Royalties [1]	169,855	23,505	(3,390)	189,970	63,885	11,807	1,215	-	76,907	113,063
Other [2]	10,345	2,048	-	12,393	740	215	-	-	955	11,438
Total	**337,439**	**56,460**	**(3,390)**	**390,509**	**99,499**	**27,913**	**1,215**	**-**	**128,627**	**261,882**

1 *Includes Bracemac-McLeod, Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, Serra Pelada, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, San Francisco, Sao Vicente, and Thunder Creek.*

2 *Includes Deflector and Summit.*

As of and for the year ended December 31, 2013:

	Cost				Accumulated Depletion					
In $000s	Opening	Additions	Foreign exchange translation	Ending	Opening	Depletion	Impairment	Inventory Depletion Adjustment	Ending	Carrying Amount
Aurizona, Brazil	21,500	4,320	-	25,820	3,026	1,267	-	-	4,293	21,527
Bachelor Lake, Canada	22,171	500	-	22,671	652	4,315	-	(50)	4,917	17,754
Black Fox, Canada	37,758	-	-	37,758	8,299	5,645	-	(28)	13,916	23,842
Hugo North Extension and Heruga, Mongolia	-	37,580	-	37,580	-	-	-	-	-	37,580
Ming, Canada	20,068	-	-	20,068	3,145	872	-	-	4,017	16,051
Santa Elena, Mexico	13,342	-	-	13,342	4,405	3,324	-	-	7,731	5,611
Royalties [1]	86,154	86,131	(2,430)	169,855	-	8,515	55,370	-	63,885	105,970
Other [2]	4,277	6,068		10,345	740	-	-	-	740	9,605
Total	**205,270**	**134,599**	**(2,430)**	**337,439**	**20,269**	**23,938**	**55,370**	**(78)**	**99,499**	**237,940**

1 *Includes Bracemac-McLeod, Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, Serra Pelada, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, San Francisco, Sao Vicente, and Thunder Creek.*

2 *Includes Deflector and Summit.*

B   Acquisitions and Update

ACQUISITION   **Santa Elena**

The Company has a Gold Stream to purchase 20% of the life of mine gold produced from SilverCrest Mines Inc.'s ("SilverCrest") open-pit and underground Santa Elena mine, located in Mexico (the "Santa Elena Mine"), for a per ounce cash payment equal to the lesser of $354 and the then prevailing market price of gold until 50,000 ounces of gold have been delivered to Sandstorm, at which time the on-going per ounce payments will increase to the lesser of $450 and the then prevailing market price of gold.

During the year ended December 31, 2014, the Company received official notification of SilverCrest's intention to develop an underground mine and milling operation. As contemplated in the original purchase agreement, Sandstorm exercised its option to purchase an amount equal to 20% of the gold produced from the Santa Elena underground mine. In consideration, Sandstorm made an upfront payment of $10.0 million during the year ended December 31, 2014.

ACQUISITION   **Karma Project**

On August 11, 2014, Sandstorm entered into a Gold Stream agreement which entitles the Company to purchase 25,000 ounces of gold over a five year period and thereafter 1.625% of the gold produced from True Gold Mining Inc.'s ("True Gold") open-pit heap leach Karma gold mine located in Burkina Faso, West Africa ("Karma" or the "Karma Project") for on-going per ounce cash payment equal to 20% of the spot price of the gold.

The Gold Stream, which on a gross basis requires True Gold to deliver 100,000 ounces of gold over a five year period starting March 31, 2016 and thereafter 6.5% of the equivalent gold production at the Karma Project, is being syndicated between Franco-Nevada Corp. ("Franco-Nevada") and Sandstorm (the "Stream Syndicate"). Franco-Nevada will be providing 75% of the funding and Sandstorm will be providing the remaining 25% of the funding. In consideration for acquiring the Gold Stream, the Stream Syndicate will make a payment of $100 million. During the year ended December 31, 2014, Sandstorm remitted $14.4 million of its commitment to fund $25 million of the upfront payment. In addition, the Stream Syndicate has provided True Gold with an 18 month option to increase funding by up to $20 million (the "Increase Option") in exchange for eight quarterly deliveries totaling 30,000 ounces of gold, or the pro-rata portion of the amount drawn thereunder, starting 18 months from when the first tranche under the Increase Option is drawn down.

UPDATE   **Aurizona Mine**

In accordance with its previously announced commitment, the Company remitted a $20.0 million loan to Luna Gold Corp. ("Luna") (whereby $10.0 million was advanced in 2013 and the remaining $10.0 million commitment was remitted in April 2014). The non-revolving loan is subject to interest at a rate of 12% per annum, subject to certain conditions, and will mature on June 30, 2017.

Luna recently announced that, starting in February 2015, it plans on reducing its mining activity. Once it has processed its stockpile, it is expected that Luna will cease mining operations for the remainder of 2015. Given Luna's current financial situation, it will likely need additional capital to continue its mining operations, meet its financial obligations and remain solvent. There can be no assurances that Luna will have access to the capital necessary to meet these requirements. The Company is currently in discussions to renegotiate the Luna Gold Stream; however, there can be no assurances that these discussions will come to fruition or that a restructuring will be favorable to the Company. As a result of these events, Sandstorm assessed the carrying value of its mineral interest in Luna and the carrying value of the loan. As a result of this assessment, the Company determined that no impairment was warranted. The assessment considered a discounted cash flow calculation to estimate the fair value less costs to sell. Key assumptions used in the cash flow forecast to determine the fair value included the long term price of gold ranging from $1,200 -$1,250 per ounce of gold, annual production volumes from 40,000 - 80,000 ounces of gold, an estimated 10 year mine life and a 5% discount rate.

UPDATE   **Royalties (Bracemac-McLeod)**

As a part of the fair value assessment of Sandstorm Metals & Energy's assets for the purpose of the business combination (note 6(a)), the Company reviewed the fair value of the Bracemac-McLeod Royalty. As result of this assessment, the Company recorded an impairment charge of $1.2 million during the year ended December 31, 2014. The recoverable amount of $3.4 million relating to Sandstorm Gold's portion of the NSR, for impairment assessment purposes, was determined using a discounted cash flow calculation to estimate the fair value less costs to sell. Key assumptions used in the cash flow forecast to determine the fair value included the prices of certain minerals with long term price projections of $0.85 and $2.75 for Zinc and Copper, respectively, annual production volumes at the Bracemac-McLeod Mine of up to one million tonnes of ore for an estimated 3 to 5 year mine life and a 7% discount rate.

8 INVESTMENTS

As of and for the year ended December 31, 2014:

In $000s		Fair Value January 1, 2014		Net Additions (Disposals) December 31, 2014		Fair Value Adjustment December 31, 2014		Fair Value December 31, 2014
Common shares	$	8,804	$	25,359	$	(19,909)	$	14,254
Convertible debt instrument		4,185		6,501		(951)		9,735
Total	**$**	**12,989**	**$**	**31,860**	**$**	**(20,860)**	**$**	**23,989**

During the year ended December 31, 2014, the Company participated in a Luna non-brokered private placement (the "Placement"). The Placement involved Sandstorm acquiring 19.5 million common shares of Luna at a price of C$1.02. When combined with the 8.5 million shares of Luna already owned by the Company, Sandstorm owns approximately 19.8% of Luna's issued and outstanding shares.

As of and for the year ended December 31, 2013:

In $000s		Fair Value January 1, 2013		Net Additions (Disposals) December 31, 2013		Fair Value Adjustment December 31, 2013		Fair Value December 31, 2013
Common shares	$	2,518	$	14,224	$	(7,938)	$	8,804
Warrants		472		833		(1,305)		-
Convertible debt instrument		4,552		865		(1,232)		4,185
Total	**$**	**7,542**	**$**	**15,922**	**$**	**(10,475)**	**$**	**12,989**

9 REVOLVING LOAN AND DEFERRED FINANCING COSTS

On July 17, 2014, the Company amended its revolving credit agreement, extending the term to five years (the "Revolving Loan"). The Revolving Loan allows the Company to borrow up to $100 million, for acquisition purposes, from a syndicate of banks including the Bank of Nova Scotia, Bank of Montreal and National Bank of Canada. The amounts drawn on the Revolving Loan remain subject to interest at LIBOR plus 3.00% – 4.25% per annum, and the undrawn portion of the Revolving Loan remains subject to a standby fee of 0.75% – 1.05% per annum, dependent on the Company's leverage ratio.

Under the credit agreement, the Company is required to maintain an interest coverage ratio greater than or equal to 4.00:1, a leverage ratio less than or equal to 3.50:1, 2.50:1, 2.00:1 and 2.00:1 for the first two years, third year, fourth year and fifth year of the Revolving Loan, respectively. The Company is further required to maintain a tangible net worth greater than the aggregate of $109.7 million and 50% of positive net income for each fiscal quarter after September 30, 2012. The Revolving Loan is secured against the Company's assets, including the Company's mineral interests and royalties and investments.

As of December 31, 2014, the Company was in compliance with the covenants of the revolving credit agreement and had not drawn down on its credit facility. Therefore, the full balance remains available for future acquisitions.

Deferred financing costs are capitalized and amortized on a straight-line basis over the term of the debt instrument as presented below:

As of December 31, 2014:

In $000s		Cost		Additions		Accumulated Amortization		Carrying Amount
Debt issuance costs	$	2,392	$	985	$	(1,239)	$	2,138

As of December 31, 2013:

In $000s		Cost		Additions		Accumulated Amortization		Carrying Amount
Debt issuance costs	$	910	$	1,482	$	(761)	$	1,631

10   SHARE CAPITAL AND RESERVES

A   Shares Issued

The Company is authorized to issue an unlimited number of common shares without par value.

On December 15, 2014, the Company announced that it intended to proceed with a normal course issuer bid ("NCIB"). Under the NCIB, the Company may, until December 16, 2015, purchase up to 5,882,879 common shares, representing 5% of the Company's issued and outstanding common shares of 117,657,587 as of December 11, 2014. The NCIB provides the Company with the option to purchase its common shares from time to time when the Company's management believes that the Common Shares are undervalued by the market.

Pursuant to the NCIB, the Company purchased an aggregate of 222,090 common shares in December 2014 at an average price of C$3.56 per common share. These shares were returned to treasury for cancellation on December 31, 2014.

B   Stock Options of the Company

The Company has an incentive stock option plan (the "Option Plan") whereby the Company may grant share options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the Board of Directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan permits the issuance of options which, together with the Company's other share compensation arrangements, may not exceed 10% of the Company's issued common shares as at the date of the grant.

A summary of the Company's options and the changes for the period are as follows:

	Number of Options	Weighted Average Exercise Price (C$)
Options outstanding at December 31, 2012	3,607,000	4.47
Exercised	(36,500)	3.40
Addition of outstanding Premier Royalty Options [1]	416,633	16.17
Options outstanding at December 31, 2013	**3,987,133**	**5.70**
Granted	3,762,474	2.95
Exercised	(862,000)	2.25
Forfeited	(35,000)	(6.31)
Options outstanding at December 31, 2014	**6,852,607**	**4.69**

1 *The number of options and exercise price reflects the exchange ratio of one Premier Royalty share for 0.145 of a Sandstorm share (note 6 (b)).*

A summary of the Company's share purchase options as of December 31, 2014 is as follows:

Number outstanding	Exercisable	Exercise Price per Share (C$)	Expiry Date
20,000	20,000	$3.35	May 19, 2015
1,308,500	1,308,500	$3.40	November 26, 2015
66,000	66,000	$6.30	August 25, 2016
1,129,000	1,129,000	$6.35	November 25, 2016
402,133	402,133	$16.35	December 11, 2017
150,000	100,002	$11.78	December 21, 2017
10,875	10,875	$11.31	February 19, 2018
3,625	3,625	$10.62	March 1, 2018
25,000	-	$6.03	May 16, 2019
3,737,474	-	$2.93	November 13, 2019
6,852,607	**3,040,135**	**6.58**	

The weighted-average share price at the date of exercise for the year ended December 31, 2014 was C$7.06 (C$7.40 – year ended December 31, 2013). The weighted average remaining contractual life of the options for the year ended December 31, 2014 was 3.43 years (2.17 years – year ended December 31, 2013).

During the year ended December 31, 2014, the Company issued 3,762,474 options with a weighted average exercise price of C$2.95 and a fair value of $3.0 million or $0.79 per option. The fair value of the options granted was determined using a Black-Scholes model using the following weighted average assumptions: grant date share price and exercise price of C$2.95, expected volatility of 43%, risk-free interest rate of 1.02% and expected life of 3 years.

C   Share Purchase Warrants

A summary of the Company's warrants and the changes for the period are as follows:

	Number of Warrants on a Pre-Consolidated Basis	Shares to be Issued Upon Exercise of the Warrants
Warrants outstanding at December 31, 2012	99,786,771	23,959,354
Exercised	(18,765,151)	(3,753,029)
Addition of outstanding Premier Royalty Warrants [1]	2,283,770	2,283,770
Warrants outstanding at December 31, 2013	**83,305,390**	**22,490,095**
Exercised	(55,205,100)	(11,041,020)
Expired unexercised	(2,331,018)	(1,223,522)
Warrants outstanding at December 31, 2014	**25,769,272**	**10,225,553**

1   *The number of options and exercise price reflects the exchange ratio of one Premier Royalty share for 0.145 of a Sandstorm share.*

A summary of the Company's warrants at December 31, 2014 are as follows:

	Number of Warrants on a Pre-consolidated Basis	Pre-Consolidated Exercise Price Per Warrant	Number of Warrants on a Post Consolidated Basis	Post-Consolidated Exercise Price Per Warrant	Shares to be Issued Upon Exercise of the Warrants	Adjusted Exercise Price Per Share	Expiry Date
	–	–	108,750	$13.79	108,750	$13.79	Jan. 17, 2015
SSL.WT.A	19,429,649	$1.00	–	–	3,885,930	$5.00	Oct. 19, 2015
	–	–	1,155,873	$13.79	1,155,873	$13.79	Dec. 4, 2016
	–	–	72,500	$17.24	72,500	$17.24	Feb. 28, 2016
SSL.WT.B	–	–	5,002,500	$14.00	5,002,500	$14.00	Sep. 7, 2017
	19,429,649		**6,339,623**		**10,225,553**		

D   Restricted Share Rights

On April 4, 2011, the Company adopted a restricted share plan (the "Restricted Share Plan") whereby the Company may grant restricted share rights to eligible employees, officers, directors and consultants at an expiry date to be determined by the Board of Directors. Each restricted share right entitles the holder to receive a common share of the Company without any further consideration. The Restricted Share Plan permits the issuance of up to a maximum of 2,800,000 RSRs.

During the year ended December 31, 2014, the Company granted 136,500 RSRs with a fair value of $0.4 million, a three year vesting term, and a weighted average grant date fair value of C$3.48 per unit.

During the year ended December 31, 2013, the Company granted 141,600 RSRs with a fair value of $0.7 million, a three to five year vesting term, and a weighted average grant date fair value of C$4.93 per unit.

As contemplated in the Arrangement Agreement (note 6), each holder of a Sandstorm Metals & Energy restricted share right exchanged for such number of Sandstorm Gold RSRs as to have an equal fair market value immediately following the consummation of the Arrangement Agreement. As such, the Company granted 49,467 RSRs with a fair value of $0.3 million, with a 1 to 2 year vesting term, and a weighted average grant date fair value of C$5.66 per unit. As part of the Arrangement Agreement, Sandstorm Metals & Energy entered into stock option cancellation agreements with the Sandstorm Metals & Energy Option holders whereby all outstanding Sandstorm Metals & Energy Options were canceled upon approval and consummation of the Arrangement Agreement.

E Diluted Earnings (Loss) Per Share

Diluted earnings (loss) per share is calculated based on the following:

In $000s		Year Ended December 31 2014		Year Ended December 31, 2013
Net income (loss) attributable to Shareholders of Sandstorm	$	11,515	$	(73,752)
Basic weighted average number of shares [1]		112,852,945		94,607,833
Effect of dilutive securities				
Stock options		2,878,297		-
Warrants		5,553,482		-
Restricted share rights		113,774		-
Diluted weighted average number of common shares		121,398,498		94,607,833

1   The basic weighted average number of shares outstanding for the year ended December 31, 2013 includes the issued Special Warrants from the date of issuance (note 6 (b)).

The following table lists the number of stock options, warrants and RSRs excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of C$5.61 during the year ended December 31, 2014. For the comparative year ending December 31, 2013, the Company was in a net loss position; however, the following lists the stock options and share purchase warrants that would have been included in the computation of diluted weighted average number of common shares if the Company had net earnings for the year ended December 31, 2013 as they would have been dilutive:

	Year Ended December 31, 2014	Year Ended December 31, 2013
Stock Options	1,796,633	1,517,224
Warrants	7,286,270	8,685,443
RSRs	434,853	1,934

11   INCOME TAXES

Income tax recognized in net income (loss) is comprised of the following:

In $000s		Year Ended December 31, 2014		Year Ended December 31, 2013
Current income tax expense related to foreign jurisdictions	$	1,062	$	1,039
Deferred income tax recovery		(3,311)		(15,521)
Income tax recovery	**$**	**(2,249)**	**$**	**(14,482)**

The income tax recovery differs from the amount that would result from applying the federal and provincial income tax rate to the net income before income taxes.

These differences result from the following items:

In $000s		Year Ended December 31, 2014		Year Ended December 31, 2013
Income (loss) before income taxes	$	9,266	$	(89,111)
Canadian federal and provincial income tax rates		26.0%		25.8%
Income tax expense (recovery) based on the above rates	$	2,409	$	(22,991)
Increase (decrease) due to:				
Non-deductible expenses		548		1,401
Permanent difference for goodwill impairment		-		9,489
Permanent difference for gain on bargain purchase		(667)		-
Difference between statutory and foreign tax rates		(1,822)		(3,518)
Previously unrecognized and unused tax losses and deductible temporary differences now recognized as deferred income tax assets		(1,516)		-
Other	$	(1,201)	$	1,137
Income tax recovery	**$**	**(2,249)**	**$**	**(14,482)**

The deferred tax assets and liabilities for the year ended December 31, 2014 are shown below:

In $000s		Year Ended December 31, 2014		Year Ended December 31, 2013
Deferred Income Tax Assets:				
Non-capital losses	$	37,269	$	8,693
Share issue costs	$	875	$	1,631
Mineral interests and royalties		(10,544)		4,090
Total deferred income tax assets	$	**27,600**	$	**14,414**
Deferred Income Tax Liabilities				
Mineral interest and royalties		5,892		6,134
Total deferred income tax liabilities	$	**5,892**	$	**6,134**
Total deferred income tax asset, net	$	**21,708**	$	**8,280**

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset. Non-capital losses have been recognized as a deferred income tax asset to the extent there will be future taxable income against which the Company can utilize the benefit prior to their expiration.

Movement in net deferred income taxes:

In $000s		Year Ended December 31, 2014		Year Ended December 31, 2013
Balance, beginning of the year	$	8,280	$	366
Recognized in net income (loss) for the year		3,311		15,521
Recognized in equity		–		(259)
Recognition and movement of purchase price allocation (note 6)		9,616		(7,332)
Currency translation differences		501		(16)
Balance, end of year	$	**21,708**	$	**8,280**

The Company has deductible unused tax losses expiring as follows:

In $000s	Location	Amount	Expiration
Non-capital loss carry-forwards	Canada	$ 144,101	2028-2034

The aggregate amount of deductible temporary differences associated with capital losses and other items, for which deferred income tax assets have not been recognized as at December 31, 2014 are $39.5 million (2013: $37.7 million). No deferred tax asset is recognized in respect of these items because it is not probable that future taxable capital gains or taxable income will be available against which the Company can utilize the benefit.

12 ADMINISTRATION EXPENSES

The administration expenses for the Company are as follows:

In $000s		Year Ended December 31, 2014		Year Ended December 31, 2013
Corporate administration	$	1,246	$	3,290
Employee benefits and salaries		2,738		3,128
Professional fees		715		1,055
Severance		-		1,413
Depreciation		189		176
Administration expenses before share based compensation	$	4,888	$	9,062
Equity settled share based compensation (a non-cash expense)		2,096		4,100
Accelerated share-based payments arising on termination (a non-cash expense)		-		570
Total administration expenses	$	6,984	$	13,732

13 SUPPLEMENTAL CASH FLOW INFORMATION

In $000s		Year Ended December 31, 2014		Year Ended December 31, 2013
Change in non-cash working capital:				
Trade receivables and other	$	(65)	$	(26)
Trade and other payables		(97)		(1,119)
Net decrease in cash	$	**(162)**	$	**(1,145)**
Significant non-cash transactions:				
Exchange of mineral interest and corresponding reduction of promissory note	$	1,550	$	-
Issuance of Special Warrants of the Company for acquisition of Premier Royalty (note 6 (b))	$	-	$	64,394

14 KEY MANAGEMENT COMPENSATION

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

In $000s		Year Ended December 31, 2014		Year Ended December 31, 2013
Short-term employee salaries and benefits	$	1,921	$	1,636
Share-based payments		1,736		2,898
Accelerated share-based payments arising on termination and other severance costs		-		1,893
Total key management compensation expense	**$**	**3,657**	**$**	**6,427**

15 CONTRACTUAL OBLIGATIONS

Gold Streams

In connection with its Gold Streams, the Company has committed to purchase the following:

Gold Stream	% of life of mine gold [5,6,7]	Per ounce cash payment: lesser of amount below and the then prevailing market price of gold [1,2,3,4]
Aurizona	17%	$404
Bachelor Lake	20%	$500
Black Fox	8%	$509
Deflector	2.6%	$500
Entrée Gold	6.76% on Hugo North Extension and 5.14% on Heruga	$220
Karma	25,000 ounces over 5 years and 1.625% thereafter	20% of gold spot price
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil
Santa Elena	20%	$354
Summit	50% of the first 10,000 ounces of gold produced, and 22% thereafter	$400

1   Subject to an annual inflationary adjustment except for Ming.

2. For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.

3. For the Entrée Silver Stream, percentage of life of mine is 6.76% on Hugo North Extension and 5.14% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.

4. *For the Santa Elena Gold Stream, the Company can purchase for a per ounce cash payment equal to (i) the lesser of $354 and the then prevailing market price of gold for the open-pit mine and (ii) the lesser of $354 and the then prevailing market price of gold until 50,000 ounces of gold have been delivered to Sandstorm (inclusive of ounces already received from open-pit production), at which time the on-going per ounce payments will increase to the lesser of $450 and the then prevailing market price of gold for the underground mine.*

5. *For the Entrée Gold and Silver Stream, percentage of life of mine is 6.77% on Hugo North Extension and 5.13% on Heruga if the minerals produced are contained below 560 metres in depth.*

6. *For the Entrée Gold and Silver Stream, percentage of life of mine is 10.15% on Hugo North Extension and 7.7% on Heruga if the minerals produced are contained above 560 metres in depth.*

7. *For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.5% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.75% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the on-going per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.*

As at December 31, 2014, the Company had paid $6.2 million and will contribute another $3.8 million in capital towards the Phase 1 Expansion at Luna's Aurizona Mine. Sandstorm's contribution will be equal to 17% of the capital costs incurred by Luna towards the Phase 1 Expansion to a maximum contribution of $10.0 million.

In connection with the Karma Gold Stream, the Company has agreed, subject to certain financing conditions, to provide remaining upfront payments totaling $10.6 million. In addition, the Stream Syndicate has provided True Gold with an 18 month option to increase funding by up to $20.0 million whereby Sandstorm's commitment would be 25% of the increase.

16   SEGMENTED INFORMATION

The Company's reportable operating segments, which are components of the Company's business where separate financial information is available and which are evaluated on a regular basis by the Company's Chief Executive Officer, who is the Company's chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

For the year ended December 31, 2014

In $000s	Sales	Royalty revenue	Cost of sales (excluding depletion)	Depletion	Impairment of mineral interest	Income (loss) before taxes	Cash from operations
Aurizona, Brazil	$ 15,527	$ –	$ 4,986	$ 1,463	$ –	$ 9,078	$ 10,541
Bachelor Lake, Canada	11,899	–	4,662	5,541	–	1,696	7,237
Black Fox, Canada	6,889	–	2,790	3,920	–	179	4,099
Ming, Canada	2,459	–	–	1,611	–	848	2,459
Santa Elena, Mexico	6,916	–	1,945	3,359	–	1,612	4,971
Royalties [1]	–	12,804	–	12,019	(1,215)	(430)	13,674
Corporate	–	–	–	–	–	(3,717)	(7,757)
Consolidated	**$ 43,690**	**$ 12,804**	**$ 14,383**	**$ 27,913**	**$ (1,215)**	**$ 9,266**	**$ 35,224**

1   *Includes Bracemac-McLeod, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, San Francisco, Sao Vicente, and Thunder Creek.*

For the year ended December 31, 2013

In $000s		Sales		Royalty revenue		Cost of sales (excluding depletion)		Depletion		Impairment mineral interests and goodwill		Income (loss) before taxes		Cash from operations
Aurizona, Brazil	$	19,264	$	-	$	5,471	$	1,267	$	-	$	12,526	$	13,793
Bachelor Lake, Canada		9,947		292		3,586		4,315		-		2,338		6,653
Black Fox, Canada		11,322		-		3,997		5,645		-		1,680		7,325
Ming, Canada		1,667		-		-		872		-		795		1,667
Santa Elena, Mexico		8,444		-		2,131		3,324		-		2,989		6,313
Serra Pelada, Brazil		-		-		-		-		(52,204)		(52,204)		-
Royalties [1]		-		8,900		-		8,515		(38,974)		(38,590)		7,762
Corporate		-		-		-		-		-		(18,645)		(11,296)
Consolidated	$	**50,644**	$	**9,192**	$	**15,185**	$	**23,938**	$	**(91,178)**	$	**(89,111)**	$	**32,217**

1   *Includes Bracemac-McLeod, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, San Francisco, Sao Vicente, and Thunder Creek.*

Total assets as of:

In $000s		December 31, 2014		December 31, 2013
Aurizona	$	21,602	$	21,537
Bachelor Lake		12,213		17,754
Black Fox		19,922		23,842
Entrée		42,493		37,580
Karma		14,456		-
Ming		14,440		16,051
Santa Elena		12,255		5,611
Royalties [1]		150,120		139,006
Other [2]		11,438		9,580
Corporate		132,131		108,742
Consolidated	$	**431,070**	$	**379,703**

1   *Includes Bracemac-McLeod, Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, Serra Pelada, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, San Francisco, Sao Vicente, and Thunder Creek.*

2   *Includes Deflector and Summit.*

17 **SUBSEQUENT EVENTS**

A **Bomboré Royalty**

Subsequent to year end, the Company acquired a 0.45% NSR on the Bomboré gold project ("Bomboré" or "Bomboré Project") located in Burkina Faso, West Africa and owned by Orezone Gold Corp. ("Orezone") for consideration of $3.0 million ("Upfront Royalty"). In addition, Sandstorm has committed to providing up to an additional $5.0 million in royalty financing (remittable in cash and/or shares, subject to certain conditions) to Orezone on a drawdown basis until January 27, 2017 (the "Standby Royalty"). The Standby Royalty, if fully exercised, would result in the granting of an additional 0.75% NSR. Orezone has granted Sandstorm a right of first refusal on any future stream or royalty financings related to the Bomboré Project until 36 months following the achievement of commercial production at the mine. Orezone has the option to repurchase the Upfront Royalty from Sandstorm for a period of 36 months, at a premium of 10% per year up to a maximum of 30%. The Standby Royalty can also be repurchased at a premium of 10% per year if Orezone completes a gold stream financing and Sandstorm participates for no less than $30 million.

B **Gold Royalties**

On February 18, 2015, the Company entered into a definitive arrangement agreement with Gold Royalties Corp. ("Gold Royalties") pursuant to which Sandstorm Gold would acquire all of the issued and outstanding shares (the "Gold Royalties Shares") of Gold Royalties. The transaction will be implemented by way of a statutory plan of arrangement (the "Arrangement") and is subject to court, shareholder and regulatory approvals. Upon completion of the Arrangement, Sandstorm Gold will issue to each holder of a Gold Royalties Share 0.045 of a common share of Sandstorm Gold.